Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditors’ Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-122

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2025, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2025, and 2024, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2025, and 2024 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 5, 2025, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2024, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2025

This report is effective as of August 14, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024

	June 30, 2025	December 31, 2024
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4 and 6)	30,008,499	27,281,123
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 20)	20,919,935	25,202,672
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	39,407,940	43,797,745
Securities at amortized cost (Notes 4, 9, and 11)	18,762,707	19,203,177
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 34)	413,452,761	398,471,816
Investments in joint ventures and associates (Note 12)	1,776,364	1,748,810
Investment properties	425,820	450,788
Premises and equipment	3,294,863	3,370,585
Intangible assets	1,066,480	1,091,402
Assets held for sale	188,764	73,989
Net defined benefit asset (Note 18)	2,626	146,109
Current tax assets	43,745	61,613
Deferred tax assets	53,720	72,937
Derivative assets (Designated for hedging) (Notes 4, 11 and 20)	121,375	175,191
Other assets (Notes 13 and 34)	4,587,177	4,605,363

Total assets	534,112,776	525,753,320

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 14 and 20)	5,088,263	9,896,597
Deposits due to customers (Notes 4, 11, 15 and 34)	369,477,799	366,821,156
Borrowings (Notes 4, 11 and 16)	31,418,274	30,117,031
Debentures (Notes 4, 11 and 16)	49,166,841	48,207,103
Provisions (Notes 17, 33 and 34)	620,545	611,428
Net defined benefit liability (Note 18)	25,284	5,424
Current tax liabilities	604,383	127,126
Deferred tax liabilities	550,179	858,822
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 20)	75,869	102,815
Other financial liabilities (Notes 4, 11, 19 and 34)	40,613,948	32,314,051
Other liabilities (Notes 19 and 34)	755,873	796,498

Total liabilities	498,397,258	489,858,051

EQUITY
Owners’ equity (Note 21)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,510,947	3,810,435
Capital surplus	934,351	934,100
Other equity	(1,806,515)	(1,400,885)
Retained earnings	27,734,027	26,950,510

	34,175,486	34,096,836

Non-controlling interests	1,540,032	1,798,433

Total equity	35,715,518	35,895,269

Total liabilities and equity	534,112,776	525,753,320

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

	Periods ended June 30, 2025		Periods ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except for earnings per share data)
Interest income	5,114,607	10,419,776	5,418,375	10,887,876
Financial assets at FVTPL	64,600	120,559	57,213	114,866
Financial assets at FVTOCI	324,231	675,627	322,136	626,636
Financial assets at amortized cost	4,725,776	9,623,590	5,039,026	10,146,374
Interest expense	(2,852,790)	(5,905,968)	(3,221,479)	(6,492,777)

Net interest income (Notes 23 and 34)	2,261,817	4,513,808	2,196,896	4,395,099

Fees and commissions income	732,233	1,441,204	743,509	1,433,183
Fees and commissions expense	(209,915)	(407,452)	(188,274)	(375,017)

Net fees and commissions loss (Notes 24 and 34)	522,318	1,033,752	555,235	1,058,166

Dividend income (Notes 25 and 34)	72,609	142,433	85,956	152,738
Net gain (loss) on financial instruments at FVTPL (Note 26)	(325,304)	(122,936)	386,511	902,118
Net gain on financial assets at FVTOCI (Note 27)	47,566	80,823	18,039	38,515
Net gain arising on financial assets at amortized cost	33,346	53,151	119,526	165,645
Impairment losses due to credit loss (Notes 28 and 34)	(507,809)	(943,310)	(408,980)	(775,492)
General and administrative expense (Notes 29 and 34)	(1,172,914)	(2,479,086)	(1,069,320)	(2,100,987)
Other net operating income and expense (Notes 20, 29 and 34)	176,822	(300,921)	(630,543)	(1,431,793)

Operating income (Note 5)	1,108,451	1,977,714	1,253,320	2,404,009

Share of gain of joint ventures and associates (Note 12)	61,653	71,688	34,122	39,631
Other non-operating income and expense	16,381	1,678	(40,540)	(52,781)

Non-operating income (expense) (Note 30)	78,034	73,366	(6,418)	(13,150)

Net income before income tax expense	1,186,485	2,051,080	1,246,902	2,390,859

Income tax expense (Note 31)	(246,742)	(456,781)	(285,393)	(590,439)

Net income	939,743	1,594,299	961,509	1,800,420

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

	Periods ended June 30, 2025		Periods ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except for earnings per share data)
Net gain (loss) on valuation of equity securities at FVTOCI	(7,234)	21,753	(30,182)	(85,934)
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	(8)	18	391	837
Changes in capital due to equity method	(251)	(1,361)	(129)	(1,562)
Remeasurement gain (loss) related to defined benefit plan	24,931	(89,851)	(30,991)	(49,492)

Items that will not be reclassified to profit or loss:	17,438	(69,441)	(60,911)	(136,151)

Net gain on valuation of debt securities at FVTOCI	17,202	66,844	64,962	45,769
Changes in capital due to equity method	(2,149)	(663)	875	(4,955)
Net gain (loss) on foreign currency translation of foreign operations	(388,415)	(388,840)	91,896	219,154
Net gain (loss) on valuation of hedges of net investments in foreign operations	70,009	72,235	(26,961)	(63,449)
Net gain (loss) on valuation of cash flow hedge	(1,606)	121	549	6,230

Items that may be reclassified to profit or loss:	(304,959)	(250,303)	131,321	202,749

Other comprehensive income (loss), net of tax	(287,521)	(319,744)	70,410	66,598

Total comprehensive income	652,222	1,274,555	1,031,919	1,867,018

Net income attributable to:	939,743	1,594,299	961,509	1,800,420
Net income attributable to owners	935,328	1,552,019	931,495	1,755,496
Net income attributable to non-controlling interests	4,415	42,280	30,014	44,924

Total comprehensive income attributable to:	652,222	1,274,555	1,031,919	1,867,018
Comprehensive income attributable to owners	656,432	1,244,502	1,002,724	1,819,493
Comprehensive income attributable to non-controlling interests	(4,210)	30,053	29,195	47,525

Earnings per share (Note 32)
Basic and diluted earnings per share (Unit: In Korean Won)	1,225	2,006	1,206	2,262

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	1,755,496	1,755,496	44,924	1,800,420
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(40,051)	—	(40,051)	(114)	(40,165)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	436	(436)	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	837	—	837	—	837
Changes in capital due to equity method	—	—	—	(6,517)	—	(6,517)	—	(6,517)
Gain on foreign currency translation of foreign operations	—	—	—	216,431	—	216,431	2,723	219,154
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(63,449)	—	(63,449)	—	(63,449)
Gain on valuation of cash flow hedge	—	—	—	6,230	—	6,230	—	6,230
Remeasurement loss related to defined benefit plan	—	—	—	(49,484)	—	(49,484)	(8)	(49,492)
Transactions with owners
Dividends to common stocks	—	—	—	—	(612,107)	(612,107)	(3,468)	(615,575)
Changes in treasury stocks	—	—	993	3,832	(136,688)	(131,863)	—	(131,863)
Issuance of hybrid securities	—	797,913	—	—	—	797,913	—	797,913
Dividends to hybrid securities	—	—	—	—	(75,007)	(75,007)	(38,294)	(113,301)
Changes in subsidiaries’ capital	—	—	12,256	1,695	(1,695)	12,256	(12,488)	(232)
Others	—	—	(10,986)	—	(11)	(10,997)	(42,839)	(53,836)

June 30, 2024 (Unaudited)	3,802,676	4,409,042	937,826	(1,598,997)	25,916,022	33,466,569	1,681,045	35,147,614

January 1, 2025	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269
Total comprehensive income
Net income	—	—	—	—	1,552,019	1,552,019	42,280	1,594,299
Net gain on valuation of financial instruments at FVTOCI	—	—	—	88,271	—	88,271	326	88,597
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	1,827	(1,827)	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	18	—	18	—	18
Changes in capital due to equity method	—	—	—	(2,024)	—	(2,024)	—	(2,024)
Loss on foreign currency translation of foreign operations	—	—	—	(376,284)	—	(376,284)	(12,556)	(388,840)
Gain on valuation of hedges of net investments in foreign operations	—	—	—	72,235	—	72,235	—	72,235
Gain on valuation of cash flow hedge	—	—	—	121	—	121	—	121
Remeasurement gain (loss) related to defined benefit plan	—	—	—	(89,854)	—	(89,854)	3	(89,851)
Transactions with owners
Dividends to common stocks	—	—	—	—	(634,898)	(634,898)	(999)	(635,897)
Changes in treasury stocks	—	—	1	(150,000)	—	(149,999)	—	(149,999)
Issuance of hybrid securities	—	398,789	—	—	—	398,789	—	398,789
Dividends to hybrid securities	—	—	—	—	(75,672)	(75,672)	(47,749)	(123,421)
Redemption of hybrid securities	—	(698,277)	—	(2,139)	—	(700,416)	(239,434)	(939,850)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—	—	—
Changes in subsidiaries’ capital	—	—	250	49,743	(49,743)	250	(250)	—
Others	—	—	—	—	(3,906)	(3,906)	(22)	(3,928)

June 30, 2025 (Unaudited)	3,802,676	3,510,947	934,351	(1,806,515)	27,734,027	34,175,486	1,540,032	35,715,518

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month periods ended June 30
	2025	2024
	(Korean Won in millions)
Cash flows from operating activities :
Net income	1,594,299	1,800,420
Adjustments to net income:
Income tax expense	456,781	590,439
Interest income	(10,419,776)	(10,887,876)
Interest expense	5,905,968	6,492,777
Dividend income	(142,433)	(152,738)

	(4,199,460)	(3,957,398)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	4,306	345
Impairment loss due to credit loss	943,310	775,492
Loss on other provisions	16,570	20,650
Retirement benefit	98,078	64,350
Depreciation and amortization	618,737	564,151
Loss on foreign currency translation	—	753,333
Loss on derivatives (designated for hedge)	111,521	44,299
Loss on fair value hedge	59,901	29,253
Loss on valuation of investments in joint ventures and associates	12,714	12,250
Loss on disposal of investments in joint ventures and associates	241	438
Loss on disposal of Premises and equipment, intangible assets and other assets	1,060	1,313
Impairment loss on Premises and equipment, intangible assets and other assets	382	1,362
Other losses	2,788	—

	1,869,608	2,267,236

Deductions of income not involving cash inflows:
Gain on financial instruments at FVTPL	194,476	440,690
Gain on financial assets at FVTOCI	85,129	38,860
Gain on other provisions	511	11,893
Gain on foreign currency translation	679,593	—
Gain on derivatives (designated for hedge)	85,237	83,926
Gain on fair value hedge	3,887	42,020
Gain on valuation of investments in joint ventures and associates	84,403	51,881
Gain on disposal of investments in joint ventures and associates	422	671
Gain on disposal of Premises and equipment, intangible assets and other assets	16,165	2,611
Reversal of impairment loss on Premises and equipment, intangible assets and other assets	919	23

	1,150,742	672,575

Changes in operating assets and liabilities:
Financial instruments at FVTPL	170,127	253,255
Loans and other financial assets at amortized cost	(19,252,504)	(12,358,725)
Other assets	(424,306)	(778,289)
Deposits due to customers	5,913,514	(1,170,406)
Provisions	(845)	(173,798)
Net defined benefit liability	(55,953)	(3,029)
Other financial liabilities	8,534,068	4,865,450
Other liabilities	(29,395)	(38,840)

	(5,145,294)	(9,404,382)

Interest income received	10,201,240	10,801,148
Interest expense paid	(5,554,474)	(5,817,727)
Dividends received	142,519	137,822
Income tax paid	(264,346)	(121,314)

	4,524,939	4,999,929

Net cash provided by (used in) operating activities	(2,506,650)	(4,966,770)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month periods ended June 30
	2025	2024
	(Korean Won in millions)
Cash flows from investing activities:
Disposal of financial instruments at FVTPL	8,988,569	6,777,738
Acquisition of financial instruments at FVTPL	(9,616,922)	(6,681,541)
Disposal of financial assets at FVTOCI	18,412,515	13,859,312
Acquisition of financial assets at FVTOCI	(14,160,445)	(14,325,052)
Redemption of securities at amortized cost	2,871,657	2,245,188
Acquisition of securities at amortized cost	(2,473,315)	(502,738)
Cash inflows (outflows) from changes in subsidiaries	19,529	(307,882)
Disposal of investments in joint ventures and associates	71,564	823,909
Acquisition of investments in joint ventures and associates	(83,970)	(740,003)
Disposal of Premises and equipment	35,197	2,278
Acquisition of Premises and equipment	(111,109)	(92,039)
Disposal of intangible assets	333	4,205
Acquisition of intangible assets	(80,612)	(106,888)
Disposal of assets held for sale	17,201	3,300
Net increase (decrease) of other assets	28,008	9,217

	3,918,200	969,004

Cash flows from financing activities:
Net cash in-flows (out-flows) from hedging activities	(425)	(17,295)
Net increase (decrease) in borrowings	2,529,754	(1,777,921)
Issuance of debentures	17,627,111	15,073,775
Redemption of debentures	(16,339,027)	(14,798,992)
Redemption of lease liabilities	(117,119)	(115,104)
Net increase of other liabilities	(286)	(17,082)
Acquisition of treasury stocks	(149,860)	(136,711)
Disposal of treasury stocks	—	4,847
Dividends paid	(634,898)	(612,107)
Issuance of hybrid securities	398,789	797,913
Redemption of hybrid securities	(940,000)	—
Dividends paid to hybrid securities	(123,421)	(113,301)
Dividends paid to non-controlling interest	(999)	(3,468)
Changes in non-controlling interests	—	(41,606)
Net increase (decrease) in non-controlling equity liabilities	3,539	(1,589)

	2,253,158	(1,758,641)

Effects of exchange rate changes on cash and cash equivalents	(937,332)	671,421

Net increase (decrease) in cash and cash equivalents	2,727,376	(5,084,986)

Cash and cash equivalents, beginning of the period	27,281,123	30,556,618

Cash and cash equivalents, end of the Period (Note 6)	30,008,499	25,471,632

The accompanying notes are part of these condensed consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

The Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd. As of November 19, 2024, the Parent company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd.

On August 1, 2024, The Company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of June 30, 2025 and December 31, 2024 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2025	December 31, 2024
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Securities Co., Ltd. (*1)	Securities brokerage	99.5	99.5	Korea	June 30
Woori Asset Trust Co., Ltd.	Real estate trust	99.6	99.6	Korea	June 30
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	June 30
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Asset Management Corp. (*1)	Finance	100.0	100.0	Korea	June 30
Woori Venture Partners	Other financial services	100.0	100.0	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	June 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	June 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2025	December 31, 2024
Woori Bank China Limited	Finance	100.0	100.0	China	June 30
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	90.8	Indonesia	June 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	June 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	June 30
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	June 30
Woori Bank Europe	Finance	100.0	100.0	Germany	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	June 30
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Quantum Jump the 2nd Co., Ltd. (*2) (*5)	Asset securitization	0.0	0.0	Korea	—
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
WOORI PARC.1 1ST CO., LTD(*2)(*5)	Asset securitization	0.0	0.0	Korea	—
Woori HC 4th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Lotte Dongtan 1st Co., Ltd. (*2)(*5)	Asset securitization	0.0	0.0	Korea	—
Woori HC 6th Co., Ltd. (*2)(*5)	Asset securitization	0.0	0.0	Korea	—
Woori HO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Gangnam Landmark 2nd Co., Ltd(*2)(*5)	Asset securitization	0.0	0.0	Korea	—
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KF 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HD 1st co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori ST 1st co.,Ltd.(*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HW 2nd co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Mirae 1st co., Ltd.(*2)(*5)	Asset securitization	0.0	0.0	Korea	—
Woori HR 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori QS 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Plasma 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori EUGENE 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2025	December 31, 2024
WOORIWON 1ST, CO,.LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI ENERBILITY 1ST, CO,.LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI HL 1ST, CO,.LIMITED. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WOORI PARC1 2ND CO.,LTD (*2) (*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI HEROS 1ST CO.,LTD. (*2) (*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI GANGNAM ALPHA 1ST CO.,LTD. (*2) (*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI BLOSSOM 1ST CO.,LTD. (*2) (*10)	Asset securitization	0.0	0.0	Korea	June 30
WOORI SEOUL STATION AREA 1ST, CO,.LTD. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	Korea	June 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	June 30
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	June 30
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.5	97.3	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.4	97.4	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 9 (*3) (*10)	Securities investment and others	100.0	0.0	Korea	June 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30

Held by Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	June 30

Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	June 30

Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd.	Other financial services	100.0	100.0	Korea	June 30
Namyangju Resource Circulation Facility Development Co., Ltd.	Other professional services	100.0	100.0	Korea	June 30

Held by Woori Card Co., Ltd.
TUTU Finance–WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	June 30
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	0.0	0.5	Korea	—
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2025	December 31, 2024
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2024-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30

Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	June 30

Held by Woori Investment Securities Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WiBee AK 1st Co.,Ltd. (*2) (*10)	Asset securitization	0.0	0.0	Korea	June 30

Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3) (*5)	Securities investment and others	0.0	89.5	Korea	—
Woori China Convertible Bond Master Fund (*3) (*5)	Securities investment and others	0.0	63.3	Korea	—
Woori Together TDF 2040 (*3) (*5)	Securities investment and others	0.0	34.3	Korea	—
Woori Together TDF 2045 (*3)	Securities investment and others	48.6	56.0	Korea	June 30
Woori Together TDF 2050 (*3) (*5)	Securities investment and others	—	31.5	Korea	—
Woori Rooftop Solar Private Special Asset Investment Trust No.1 (*3)	Securities investment and others	40.1	40.1	Korea	June 30
Woori Didim US Technology and Bio-Healthcare Feeder Investment Trust (*3) (*5)	Securities investment and others	0.0	44.6	Korea	—
Woori US Billionaire Equity Master Investment Trust (*3) (*5) (*10)	Securities investment and others	0.0	0.0	Korea	—
Woori US Billionaire Equity EMP Feeder Investment Trust (H) ClassC-F (*3) (*5) (*10)	Securities investment and others	0.0	0.0	Korea	—
Woori US Billionaire Equity EMP Feeder Investment Trust (UH) ClassC-F (*3)(*10)	Securities investment and others	70.4	0.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2025	December 31, 2024
Woori Total Bond Market Master Investment Trust (*3)(*5)(*10)	Securities investment and others	0.0	0.0	Korea	—
Woori Short Term Bond Master Investment Trust (*3)(*5)(*10)	Securities investment and others	0.0	0.0	Korea	—

Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2306 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2306 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WNKN2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WB2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2403 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2403 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WSB2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WKN2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WSB2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WDSB2503 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	0.0	Korea	June 30
WHKN2506 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	0.0	Korea	June 30
VOGO DL General Private Equity Investment Trust 1(*3)	Securities investment and others	99.8	99.8	Korea	June 30
WFBS 1st Corporate Recovery Private Equity Fund	Finance	96.2	96.2	Korea	June 30

Held by Woori Venture Partners Co.,Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2025	December 31, 2024
Green ESG Growth No.1 Private Equity Fund(*3)	Securities investment and others	34.7	34.8	Korea	June 30
Woori New Growth Credit Fund 1(*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30

Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	June 30
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Junior Equity General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Top-Class Senior and Junior Loan Private Investment Trust (*3) (*10)	Securities investment and others	100.0	0.0	Korea	June 30

Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Management Corp. (*6)
Woori New Deal (Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2025	December 31, 2024

Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	June 30
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Real Estate Blind Investment General Type Private Investment Trust No.1 (*3) (*10)	Securities investment and others	100.0	0.0	Korea	June 30

Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	June 30
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	86.8	84.9	Korea	June 30
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	June 30
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	June 30
Woori Senior Loan General Type Private Investment Trust No.2(*3)	Securities investment and others	50.0	50.0	Korea	June 30
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3) (*5)	Securities investment and others	0.0	98.8	Korea	—
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	June 30
Woori Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.8	30.8	Korea	June 30
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	June 30
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	June 30
Woori Partners General Private Investment Trust No. 3 (*3)	Securities investment and others	90.9	90.9	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2025	December 31, 2024
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD) (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori General Type Private Real Estate Investment Trust No.7 (*3)	Securities investment and others	87.0	87.0	Korea	June 30
Woori Senior Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	45.8	45.8	Korea	June 30

Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	June 30
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Fund Financing General Type Private Investment Trust (*3)	Securities investment and others	99.7	99.7	Korea	June 30

Held by Woori Financial Capital Co., Ltd.(*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3) (*5)	Securities investment and others	0.0	63.2	Korea	—

Held by Woori Bank and Woori Asset Management Corp. (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	June 30
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	June 30

Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Management Corp. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Real Estate Financial Stabilization General Private Investment Trust No. 2 (*3)(*10)	Securities investment and others	100.0	0.0	Korea	June 30

Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori FG DINNO Lab Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori FG DINNO Lab Fund 2nd (*3) (*10)	Securities investment and others	100.0	0.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2025	December 31, 2024

Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori Japan Investment Trust No. 1-2(*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.1 (*3)(*5)(*8)	Securities investment and others	0.0	100.0	Korea	—

Held by Woori Financial Capital Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)(*5)	Securities investment and others	0.0	100.0	Korea	—

Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	36.2	36.4	Korea	June 30

Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1(*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2 (*3)(*5)(*8)	Securities investment and others	0.0	100.0	Korea	—

Held by Woori Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)(*5)	Other financial services	0.0	99.9	Japan	—

Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3)(*8)	Securities investment and others	76.5	76.5	Korea	June 30

Held by Woori Private Placement Investment Trust No. 3
GK Woorido(*3)	Other financial services	100.0	100.0	Japan	March 31 (*9)

(*1)

The Company acquired additional shares of Woori Asset Trust Co., Ltd and Woori Asset Management Corp. for the year ended December 31, 2024. Additionally, The Group owned interest in Korea Foss Securities Co., Ltd. as a result of the merger between Korea Foss Securities Co., Ltd. (surviving company) and Woori Investment Bank Co., Ltd. (dissolution company) for the year ended December 31, 2024. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of June 30, 2025.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of June 30, 2025, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*10)	Companies are included in the consolidation during the six-month period ended June 30, 2025.

(3)	The Group has not consolidated the following entities as of June 30, 2025 and December 31, 2024 despite having more than 50% ownership interest:

	As of June 30, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, because one party holds substantive removal rights, they can remove the collective investment business operator. Consequently, the Group has no control as it exercises decision-making rights as an agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest. The Group does not have the power over the fund’s activities even though the Group holds ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, because one party holds substantive removal rights, they can remove the collective investment business operator. Consequently, the Group has no control as it exercises decision-making rights as an agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(4)

The summarized financial information of the major subsidiaries is as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of June 30, 2025		For the six-month period ended June 30, 2025
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Total comprehensive income(loss) attributable to owners
Woori Bank	494,291,954	465,742,436	20,717,495	1,557,693	1,261,801
Woori Card Co., Ltd.	15,950,697	13,145,609	1,213,759	76,061	59,365
Woori Financial Capital Co., Ltd.	12,497,825	10,738,266	934,030	67,350	67,307
Woori Investment Securities Co., Ltd.	8,577,865	7,398,438	239,552	17,142	34,105
Woori Asset Trust Co., Ltd.	419,233	49,474	39,516	(89,998)	(90,050)
Woori Savings Bank	1,837,168	1,630,901	66,894	11,232	12,021
Woori Financial F&I Co., Ltd.	1,280,448	940,918	41,601	2,064	2,064
Woori Asset Management Corp.	189,911	20,793	31,212	8,549	8,503
Woori Venture Partners Co., Ltd.	377,306	28,459	10,542	21,378	21,141
Woori Private Equity Asset Management Co., Ltd.	101,602	5,163	5,819	778	865
Woori Credit Information Co., Ltd.	43,384	6,294	18,720	293	144
Woori Fund Service Co., Ltd.	31,380	2,419	8,963	1,998	1,998
Woori FIS Co., Ltd.	55,539	10,132	88,319	(1,354)	(1,365)
Woori Finance Research Institute Co., Ltd.	6,793	3,488	4,373	(454)	(467)

	As of December 31, 2024		For the six-month period ended June 30, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Total comprehensive income(loss) attributable to owners
Woori Bank	485,888,941	456,944,053	21,367,085	1,673,512	1,727,153
Woori Card Co., Ltd.	16,613,482	13,828,816	1,124,497	83,807	87,732
Woori Financial Capital Co., Ltd.	12,770,681	11,045,686	861,689	79,854	79,960
Woori Investment Bank Co., Ltd.	7,186,431	6,041,109	215,330	3,822	7,719
Woori Asset Trust Co., Ltd.	499,279	39,470	58,264	9,010	8,959
Woori Savings Bank	1,874,624	1,680,378	69,280	(27,797)	(27,797)
Woori Financial F&I Co., Ltd.	1,251,854	914,388	34,947	5,367	5,367
Woori Asset Management Corp.	203,232	39,077	28,666	4,743	4,700
Woori Venture Partners Co., Ltd.	350,066	15,060	49,709	29,086	29,413
Woori Private Equity Asset Management Co., Ltd.	101,164	5,589	5,385	3,323	3,209
Woori Credit Information Co., Ltd.	43,985	6,555	21,357	1,205	1,035
Woori Fund Service Co., Ltd.	31,154	2,799	8,929	2,480	2,480
Woori FIS Co., Ltd.	58,868	12,094	90,830	(3,764)	(3,683)
Woori Finance Research Institute Co., Ltd.	7,663	3,892	4,248	(125)	(140)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of June 30, 2025 and December 31, 2024, the Group provides 2,040,465 million Won and 2,166,871 million Won of credit facilities, respectively, for the structured entities mentioned above. As of June 30, 2025 and December 31, 2024, the purchase commitment amounts to 3,495,096 million Won and 2,817,626 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(6)

As of June 30, 2025 and December 31, 2024, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2025	December 31, 2024
Woori Bank (*)	1,406,512	1,645,947
Woori Investment Securities Co., Ltd.	5,714	5,571
Woori Asset Trust Co., Ltd.	1,528	1,901
PT Bank Woori Saudara Indonesia 1906 Tbk	88,529	104,023
Wealth Development Bank	22,421	23,975
PT Woori Finance Indonesia Tbk.	14,739	16,179

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the six-month periods ended June 30
	2025	2024
Woori Bank (*)	47,749	38,294
Woori Investment Securities Co., Ltd.	84	—
Woori Asset Trust Co., Ltd.	(372)	304
Woori Asset Management Corp	—	531
PT Bank Woori Saudara Indonesia 1906 Tbk	(5,584)	4,368
Wealth Development Bank	(205)	919
PT Woori Finance Indonesia Tbk.	593	490

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the six-month periods ended June 30
	2025	2024
Woori Bank (*)	47,749	38,294
PT Bank Woori Saudara Indonesia 1906 Tbk	983	3,450
Others	16	18

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2024 for understanding of the accompanying condensed consolidated interim financial statements. The accompanying condensed consolidated interim financial statements contain less information compared to the information required in the annual financial statements. Selective footnotes include explanations of transactions or events that are significant for understanding the changes in the financial position and performance of the Group since the end of the previous annual reporting period.

(1)	From the accounting period beginning on January 1, 2025, the Group has newly applied the following standards and interpretations.

1) Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

(2)	The details of K-IFRSs that have been issued and published since January 1, 2025 but have not yet reached the effective date are as follows:

1) Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1107 Financial Instruments: Disclosures

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

2) Annual Improvements to Korean IFRS -Volume 11

Annual Improvements to Korean IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost method

(3)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2024, except for the one described below.

-	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results.

In preparing interim financial statements, management must apply accounting policies and make judgments, estimates and assumptions that affect assets/liabilities and income/expenses. Therefore, actual results may differ from these estimates.

The significant judgments made by management in applying the accounting policies and key sources of estimation uncertainty for the preparation of interim financial statements are consistent with those made for the annual consolidated financial statements for the year ended December 31, 2024, except for the estimation method used to determine income tax expense.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by Risk Management Committee, Chief Risk Officer(CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly been increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest	—
Deferment of interest	—

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 9	More than or equal to 1 step

(*)

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group also incorporates forward looking into the estimates of default rates and loss given default. Considering the potential for latent insolvency due to increased internal and external economic uncertainties, the Group adjusts the forward looking to additionally recognize expected credit loss allowance.

The Group has estimated the expected credit loss allowance using an estimation model that additionally reflects the forward-looking information based on the past experience loss rate data.

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic variables such as gross domestic product (real, original series) growth rate, average operating rate in manufacturing, apartment sales price index (KB, Seoul) and unemployment rate (original series) in order to forecast future economic conditions.

The Group applies a future economic situation estimation model, and the results are reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of June 30, 2025 and December, 31, 2024 is as follows (Unit: Korean Won in millions):

		June 30, 2025	December 31, 2024
Loans and other financial assets at amortized cost	Korean treasury and government agencies	957,112	229,126
	Banks	41,603,121	23,593,313
	Corporates	175,225,482	179,986,851
	Consumers	195,667,046	194,662,526

	Sub-total	413,452,761	398,471,816

Financial assets at FVTPL (*1)	Deposits	116,957	73,951
	Debt securities	7,232,883	6,801,288
	Loans	267,949	104,177
	Derivative assets	4,536,949	10,094,532
	Others	2,718	2,671

	Sub-total	12,157,456	17,076,619

Financial assets at FVTOCI	Debt securities and others	38,511,933	42,922,671
Securities at amortized cost	Debt securities	18,762,707	19,203,177
Derivative assets	Derivative assets (Designated for hedging)	121,375	175,191
Off-balance accounts	Payment guarantees (*2)	16,049,582	16,611,262
	Loan commitments	130,882,088	133,863,588

	Sub-total	146,931,670	150,474,850

	Total	629,937,902	628,324,324

(*1)	Puttable financial instruments are not included.
(*2)	As of June 30, 2025 and December 31, 2024, the financial guarantee amount of 4,464,989 million Won and 4,156,790 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2025
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	384,840,238	5,690,870	6,279,752	612,538	875,080	15,154,283	413,452,761
Securities at amortized cost	17,550,113	253,594	760,017	—	—	198,983	18,762,707
Financial assets at FVTPL	10,269,169	1,715	716,576	325,194	146,255	698,547	12,157,456
Financial assets at FVTOCI	34,211,149	644,939	2,376,508	272,245	—	1,007,092	38,511,933
Derivative assets (Designated for hedging)	92,318	—	23,118	—	5,939	—	121,375
Off-balance accounts	140,424,984	894,898	1,415,058	275,359	22,121	3,899,250	146,931,670

Total	587,387,971	7,486,016	11,571,029	1,485,336	1,049,395	20,958,155	629,937,902

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	367,026,768	5,784,272	7,108,462	584,060	850,872	17,117,382	398,471,816
Securities at amortized cost	18,052,871	197,188	712,761	—	—	240,357	19,203,177
Financial assets at FVTPL	12,643,738	88	1,824,414	553,842	430,341	1,624,196	17,076,619
Financial assets at FVTOCI	37,746,319	589,277	3,157,655	190,801	22,112	1,216,507	42,922,671
Derivative assets (Designated for hedging)	165,089	—	3,216	—	6,886	—	175,191
Off-balance accounts	144,006,247	1,213,479	1,805,060	87,755	20,758	3,341,551	150,474,850

Total	579,641,032	7,784,304	14,611,568	1,416,458	1,330,969	23,539,993	628,324,324

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2025 and December 31, 2024 (Unit: Korean Won in millions):

	June 30, 2025
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	88,817,572	49,069,083	53,573,714	5,611,016	192,097,280	24,284,096	413,452,761
Securities at amortized cost	149,470	—	8,727,809	49,930	—	9,835,498	18,762,707
Financial assets at FVTPL	368,671	329,188	5,463,266	50,748	295	5,945,288	12,157,456
Financial assets at FVTOCI	287,142	407,778	25,319,424	172,556	—	12,325,033	38,511,933
Derivative assets (Designated for hedging)	—	—	121,375	—	—	—	121,375
Off-balance accounts	21,434,252	27,366,618	13,315,389	3,274,123	73,989,596	7,551,692	146,931,670

Total	111,057,107	77,172,667	106,520,977	9,158,373	266,087,171	59,941,607	629,937,902

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	92,018,694	47,835,603	33,986,585	6,219,603	190,902,940	27,508,391	398,471,816
Securities at amortized cost	169,352	—	10,248,257	59,866	—	8,725,702	19,203,177
Financial assets at FVTPL	287,401	539,092	10,833,850	31,527	123,339	5,261,410	17,076,619
Financial assets at FVTOCI	331,590	474,837	29,935,898	194,940	—	11,985,406	42,922,671
Derivative assets (Designated for hedging)	—	—	175,191	—	—	—	175,191
Off-balance accounts	22,460,440	28,514,078	14,147,757	3,192,714	73,212,057	8,947,804	150,474,850

Total	115,267,477	77,363,610	99,327,538	9,698,650	264,238,336	62,428,713	628,324,324

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of June 30, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

	June 30, 2025
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	357,279,396	27,962,727	13,035,782	14,087,289	3,666,033	1,126,034	417,157,261	(3,704,500)	413,452,761
Korean treasury and government agencies	957,597	21	—	—	—	—	957,618	(506)	957,112
Banks	41,564,266	10,368	4,947	—	45,521	—	41,625,102	(21,981)	41,603,121
Corporates	144,981,601	20,636,258	2,796,157	5,997,923	2,040,803	1,126,034	177,578,776	(2,353,294)	175,225,482
General business	100,394,657	11,836,571	2,111,726	4,176,995	1,278,581	—	119,798,530	(1,588,176)	118,210,354
Small- and medium-sized enterprise	33,876,986	7,912,936	605,124	1,565,124	458,575	—	44,418,745	(508,578)	43,910,167
Project financing and others	10,709,958	886,751	79,307	255,804	303,647	1,126,034	13,361,501	(256,540)	13,104,961
Consumers	169,775,932	7,316,080	10,234,678	8,089,366	1,579,709	—	196,995,765	(1,328,719)	195,667,046
Securities at amortized cost	18,773,180	—	—	—	—	—	18,773,180	(10,473)	18,762,707
Financial assets at FVTOCI (*3)	38,359,616	152,317	—	—	—	—	38,511,933	(25,522)	38,511,933

Total	414,412,192	28,115,044	13,035,782	14,087,289	3,666,033	1,126,034	474,442,374	(3,740,495)	470,727,401

	June 30, 2025
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	238,589,245	22,793,457	1,250,709	1,109,747	263,743,158
Korean treasury and government agencies	50,643	—	—	—	50,643
Banks	2,319,577	—	—	—	2,319,577
Corporates	97,393,437	7,136,393	763,947	1,109,747	106,403,524
General business	59,249,159	5,417,949	518,883	—	65,185,991
Small- and medium-sized enterprise	30,149,494	1,476,529	169,423	—	31,795,446
Project financing and others	7,994,784	241,915	75,641	1,109,747	9,422,087
Consumers	138,825,588	15,657,064	486,762	—	154,969,414
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	238,589,245	22,793,457	1,250,709	1,109,747	263,743,158

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	343,186,708	27,086,126	13,280,849	14,344,066	3,003,886	1,147,147	402,048,782	(3,576,966)	398,471,816
Korean treasury and government agencies	229,733	22	—	—	—	—	229,755	(629)	229,126
Banks	23,375,096	115,721	88,306	—	36,143	—	23,615,266	(21,953)	23,593,313
Corporates	150,732,338	19,561,385	3,130,814	6,264,461	1,416,152	1,147,147	182,252,297	(2,265,446)	179,986,851
General business	103,495,951	11,071,283	2,507,705	4,093,868	807,545	—	121,976,352	(1,409,387)	120,566,965
Small- and medium-sized enterprise	35,450,353	7,731,142	500,934	1,870,087	357,881	—	45,910,397	(586,059)	45,324,338
Project financing and others	11,786,034	758,960	122,175	300,506	250,726	1,147,147	14,365,548	(270,000)	14,095,548
Consumers	168,849,541	7,408,998	10,061,729	8,079,605	1,551,591	—	195,951,464	(1,288,938)	194,662,526
Securities at amortized cost	19,213,940	—	—	—	—	—	19,213,940	(10,763)	19,203,177
Financial assets at FVTOCI (*3)	42,766,477	156,194	—	—	—	—	42,922,671	(29,084)	42,922,671

Total	405,167,125	27,242,320	13,280,849	14,344,066	3,003,886	1,147,147	464,185,393	(3,616,813)	460,597,664

	December 31, 2024
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488
Korean treasury and government agencies	55,775	—	—	—	55,775
Banks	2,474,302	—	—	—	2,474,302
Corporates	101,666,963	7,536,068	645,842	1,137,097	110,985,970
General business	59,099,372	5,578,709	328,802	—	65,006,883
Small- and medium-sized enterprise	34,401,736	1,729,820	243,513	—	36,375,069
Project financing and others	8,165,855	227,539	73,527	1,137,097	9,604,018
Consumers	137,181,540	15,279,534	424,367	—	152,885,441
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

b)	Payment Guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	June 30, 2025
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	15,162,279	795,684	21,466	55,295	14,858	16,049,582
Loan Commitments	123,841,076	3,671,187	2,792,768	553,555	23,502	130,882,088

Total	139,003,355	4,466,871	2,814,234	608,850	38,360	146,931,670

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	15,679,374	808,182	41,866	59,688	22,152	16,611,262
Loan commitments	127,622,889	3,402,602	2,298,056	502,070	37,971	133,863,588

Total	143,302,263	4,210,784	2,339,922	561,758	60,123	150,474,850

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the six-month period ended June 30, 2025, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Board Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Board Risk Management Committee.

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

b) Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

The information on early repayment related to asset securitization is described in Note 33. Contingent Liabilities and Commitments (4) 3).

2)	Maturity analysis of non-derivative financial liabilities

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	June 30, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	124,325	19,537	145,404	150,563	416,267	32,456	888,552
Deposits due to customers	244,365,599	53,970,636	32,712,264	26,895,591	15,745,088	1,275,526	374,964,704
Borrowings	16,017,943	4,906,888	3,495,922	3,250,032	3,961,993	579,622	32,212,400
Debentures	4,803,273	3,693,527	5,637,172	3,474,213	32,462,072	2,604,156	52,674,413
Lease liabilities	56,288	49,771	72,182	37,782	296,296	33,510	545,829
Other financial liabilities (*)	28,072,035	129,156	48,470	39,196	1,206,699	4,196,950	33,692,506

Total	293,439,463	62,769,515	42,111,414	33,847,377	54,088,415	8,722,220	494,978,404

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	237,078,927	41,568,072	33,229,547	43,680,907	16,991,574	1,441,654	373,990,681
Borrowings	11,589,854	6,676,926	4,781,377	3,676,310	3,561,696	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,099	49,069	45,534	40,375	317,971	50,341	563,389
Other financial liabilities (*)	19,417,326	108,361	30,995	27,093	1,118,751	4,287,489	24,990,015

Total	272,855,968	53,927,619	42,599,363	51,110,162	52,957,966	9,016,946	482,468,024

(*)	Lease liabilities are not included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2025	Cash flow risk hedge	(3,207)	(1,624)	(2,364)	(1,210)	11,794	—	3,389
	Fair value risk hedge	5,303	25,215	3,185	9,904	3,313	(10,609)	36,311
	Trading purpose	4,251,096	—	—	—	—	—	4,251,096
December 31, 2024	Cash flow risk hedge	(219)	193	31	62	207	—	274
	Fair value risk hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading purpose	9,092,098	—	—	—	—	—	9,092,098

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etc.)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Payment guarantees	16,049,582	16,611,262
Loan commitments	130,882,088	133,863,588
Other commitments	4,581,824	4,572,323

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Board Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the Bank has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank

Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.

Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.

Investment securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.

Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute, Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(2)	The composition of each organization’s sectors for the six-month periods ended June 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2025
	Banking(*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	3,344,244	372,330	105,303	52,812	45,222	3,919,911	75,733	518,610	(446)	4,513,808
Non-interest income (expense)	1,167,531	100,001	92,056	39,642	1,575,986	2,975,216	(6,007)	(469,732)	(1,613,175)	886,302
Impairment losses due to credit loss	(493,562)	(208,299)	(59,859)	(15,531)	(119,563)	(896,814)	2,516	(49,023)	11	(943,310)
General and administrative expense	(2,101,559)	(146,299)	(48,910)	(62,107)	(214,539)	(2,573,414)	(316)	—	94,644	(2,479,086)

Net operating income (expense)	1,916,654	117,733	88,590	14,816	1,287,106	3,424,899	71,926	(145)	(1,518,966)	1,977,714

Share of gain of associates	14,593	—	(281)	86	50,201	64,599	1,697	—	5,392	71,688
Other non-operating expense	18,770	(15,105)	63	60	1,474	5,262	929	145	(4,658)	1,678

Non-operating income (expense)	33,363	(15,105)	(218)	146	51,675	69,861	2,626	145	734	73,366

Net income (expense) before tax	1,950,017	102,628	88,372	14,962	1,338,781	3,494,760	74,552	—	(1,518,232)	2,051,080
Tax expense	(398,096)	(25,975)	(21,021)	2,181	(15,500)	(458,411)	—	—	1,630	(456,781)

Net income (loss)	1,551,921	76,653	67,351	17,143	1,323,281	3,036,349	74,552	—	(1,516,602)	1,594,299

Total assets	494,291,954	15,950,697	12,497,825	8,577,865	31,898,314	563,216,655	3,545,934	—	(32,649,813)	534,112,776

Investment in associate	1,056,906	—	32,602	3,138	24,536,539	25,629,185	4,416	—	(23,857,237)	1,776,364
Other assets	493,235,048	15,950,697	12,465,223	8,574,727	7,361,775	537,587,470	3,541,518	—	(8,792,576)	532,336,412

Total liabilities	465,742,436	13,145,609	10,738,266	7,398,438	5,890,561	502,915,310	71,928	—	(4,589,980)	498,397,258

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 256,582 million Won and fund contribution fees of 262,256 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 68,660 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,435,418 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month period ended June 30, 2024
	Banking(*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	3,253,705	335,018	123,355	59,052	58,929	3,830,059	58,989	507,964	(1,913)	4,395,099
Non-interest income (expense)	1,016,000	85,129	65,238	23,999	1,407,518	2,597,884	57,799	(329,335)	(1,440,959)	885,389
Impairment losses due to credit loss	(273,762)	(168,515)	(38,943)	(50,072)	(65,751)	(597,043)	—	(178,993)	544	(775,492)
General and administrative expense	(1,761,374)	(141,517)	(44,429)	(27,855)	(218,004)	(2,193,179)	(625)	—	92,817	(2,100,987)

Net operating income (expense)	2,234,569	110,115	105,221	5,124	1,182,692	3,637,721	116,163	(364)	(1,349,511)	2,404,009

Share of gain of associates	24,387	—	(725)	117	(3,393)	20,386	(31)	—	19,276	39,631
Other non-operating expense	(48,218)	(2,156)	(39)	(278)	13,401	(37,290)	1,943	364	(17,798)	(52,781)

Non-operating income (expense)	(23,831)	(2,156)	(764)	(161)	10,008	(16,904)	1,912	364	1,478	(13,150)

Net income (expense) before tax	2,210,738	107,959	104,457	4,963	1,192,700	3,620,817	118,075	—	(1,348,033)	2,390,859
Tax expense	(531,922)	(23,660)	(24,603)	(1,141)	(11,676)	(593,002)	—	—	2,563	(590,439)

Net income (loss)	1,678,816	84,299	79,854	3,822	1,181,024	3,027,815	118,075	—	(1,345,470)	1,800,420

Total assets	468,915,086	16,571,401	12,564,864	6,676,326	31,338,220	536,065,897	3,272,162	—	(30,556,894)	508,781,165

Investment in associate	1,033,906	—	33,988	4,538	24,324,264	25,396,696	24,180	—	(23,521,595)	1,899,281
Other assets	467,881,180	16,571,401	12,530,876	6,671,788	7,013,956	510,669,201	3,247,982	—	(7,035,299)	506,881,884

Total liabilities	441,651,445	13,852,526	10,894,300	5,566,870	4,465,747	476,430,888	115,984	—	(2,913,321)	473,633,551

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 247,185 million Won and fund contribution fees of 261,000 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 90,726 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,195,721 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(3)	Operating profit or loss from external customers for the six-month periods ended June 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
Details	2025	2024
Domestic	1,827,766	2,162,080
Foreign	149,948	241,929

Total	1,977,714	2,404,009

(4)	Major non-current assets as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

Details (*)	June 30, 2025	December 31, 2024
Domestic	6,016,078	6,068,817
Foreign	547,449	592,768

Total	6,563,527	6,661,585

(*)	Major non-current assets included joint ventures and related business investments, investment properties, Premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the six-month periods ended June 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Cash	1,635,658	1,661,517
Foreign currencies	651,157	812,026
Demand deposits	27,617,552	24,634,075
Fixed deposits	104,132	173,505

Total	30,008,499	27,281,123

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	June 30, 2025	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	12,483,501	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	4,367,885	Reserve deposits etc.

Total		16,851,386

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	9,712,194	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,954,868	Reserve deposits etc.

Total		12,667,062

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Financial assets at fair value through profit or loss	20,919,935	25,202,672

(2)	Financial assets at fair value through profit or loss as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Deposits:
Gold banking asset	116,957	73,951
Securities:
Debt securities
Korean treasury and government agencies	5,541,493	5,053,592
Financial institutions	899,112	1,193,809
Corporates	499,902	348,929
Securities loaned	78,951	12,361
Others	213,425	192,597
Equity securities	435,746	421,313
Capital contributions	2,909,633	2,857,698
Beneficiary certificates	5,105,891	4,563,102
Others	233,358	236,595

Sub-total	15,917,511	14,879,996

Loans	267,949	104,177
Derivatives assets	4,536,949	10,094,532
Other financial assets	80,569	50,016

Total	20,919,935	25,202,672

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of June 30, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Debt securities:
Korean treasury and government agencies	8,950,614	7,787,052
Financial institutions	21,017,054	25,339,937
Corporates	3,034,443	3,032,609
Bond denominated in foreign currencies	5,433,558	6,763,073
Securities loaned	38,720	—

Sub-total	38,474,389	42,922,671

Equity securities	896,007	875,074
Loans	37,544	—

Total	39,407,940	43,797,745

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	June 30, 2025	December 31, 2024	Remarks
Investment for strategic business partnership purpose	798,089	766,900
Debt-equity swap	97,912	108,168
Others	6	6	Insurance for mutual aid association, etc.

Total	896,007	875,074

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(29,084)	—	—	(29,084)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(489)	—	—	(489)
Disposal	3,618	—	—	3,618
Others (*)	433	—	—	433

Ending balance	(25,522)	—	—	(25,522)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(3,482)	—	—	(3,482)
Disposal	2,760	—	—	2,760
Others (*)	154	—	—	154

Ending balance	(27,947)	—	—	(27,947)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	42,922,671	—	—	42,922,671
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	14,255,274	—	—	14,255,274
Disposal / Recovery	(18,381,141)	—	—	(18,381,141)
Gain (loss) on valuation	88,888	—	—	88,888
Amortization based on effective interest method	71,855	—	—	71,855
Others (*)	(445,614)	—	—	(445,614)

Ending balance	38,511,933	—	—	38,511,933

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	14,525,101	—	—	14,525,101
Disposal / Recovery	(13,971,840)	—	—	(13,971,840)
Gain (loss) on valuation	58,565	—	—	58,565
Amortization based on effective interest method	67,560	—	—	67,560
Others (*)	404,538	—	—	404,538

Ending balance	37,778,035	—	—	37,778,035

(*)	Others consist of foreign currencies translation, etc.

(4)

During six-month period ended June 30, 2025, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with disposal of Shares Acquired through Debt-to-Equity Swap, etc., and the fair values at disposal dates were 10,193 million Won, and cumulative losses at disposal dates were 2,483 million Won. During six-month periods ended June 30, 2024, the Group sold its equity securities designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 1,437 million Won, and cumulative losses at disposal dates were 674 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Korean treasury and government agencies	8,824,486	7,646,463
Financial institutions	3,586,669	4,004,011
Corporates	4,988,852	5,997,996
Bond denominated in foreign currencies	1,373,173	1,555,470
Others	—	10,000
Allowance for credit losses	(10,473)	(10,763)

Total	18,762,707	19,203,177

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(10,763)	—	—	(10,763)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	217	—	—	217
Others (*)	73	—	—	73

Ending balance	(10,473)	—	—	(10,473)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	811	—	—	811
Others (*)	(63)	—	—	(63)

Ending balance	(13,193)	—	—	(13,193)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	19,213,940	—	—	19,213,940
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,473,315	—	—	2,473,315
Disposal / Recovery	(2,871,657)	—	—	(2,871,657)
Amortization based on effective interest method	55,400	—	—	55,400
Others (*)	(97,818)	—	—	(97,818)

Ending balance	18,773,180	—	—	18,773,180

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	502,737	—	—	502,737
Disposal / Recovery	(2,245,188)	—	—	(2,245,188)
Amortization based on effective interest method	39,473	—	—	39,473
Others (*)	114,817	—	—	114,817

Ending balance	22,421,952	—	—	22,421,952

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Due from banks	1,933,134	2,630,604
Loans	389,125,772	386,069,294
Other financial assets	22,393,855	9,771,918

Total	413,452,761	398,471,816

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Due from banks in local currency:
Due from depository banks	98,608	200,366
Due from non-depository institutions	246	152
Due for securities trading	171,845	239,222
Others	72,355	72,314
Loss allowance	(6)	(4)

Sub-total	343,048	512,050

Due from banks in foreign currencies:
Due from banks on demand	161,413	177,886
Due from banks on time	120,247	193,654
Others	1,311,332	1,753,337
Loss allowance	(2,906)	(6,323)

Sub-total	1,590,086	2,118,554

Total	1,933,134	2,630,604

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2025	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	77,734	Reserve deposits
Securities trading	Korea Exchange Co.,Ltd. and Korea Securities Finance Corporation and others	171,855	Customer deposit refund reserve, futures trading margin and others

	Sub-total	249,589

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	157,466	Reserve deposits and others
Others	Goldman Sachs Intl., Lon and others	684,316	CSA collateral and others

	Sub-total	841,782

	Total	1,091,371

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	77,835	Reserve deposits
Securities trading	Korea Securities Finance Corporation	238,445	Customer deposit refund reserve and futures trading margin and others

	Sub-total	316,280

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	169,064	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	284	Usage deposits for fund settlement system and others
Others	BNP-PARIBAS, PAR and others	1,093,853	CSA collateral and others

	Sub-total	1,263,201

	Total	1,579,481

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,327)	—	—	(6,327)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	3,379	—	—	3,379
Others (*)	36	—	—	36

Ending balance	(2,912)	—	—	(2,912)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	1,335	—	—	1,335
Others (*)	(1,326)	—	—	(1,326)

Ending balance	(15,837)	—	—	(15,837)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,636,931	—	—	2,636,931
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(627,354)	—	—	(627,354)
Others (*)	(73,531)	—	—	(73,531)

Ending balance	1,936,046	—	—	1,936,046

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	715,187	—	—	715,187
Others (*)	64,812	—	—	64,812

Ending balance	2,746,418	—	—	2,746,418

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Loans in local currency	314,571,191	315,597,374
Loans in foreign currencies	31,337,447	33,166,984
Domestic banker’s usance	2,672,488	2,803,761
Credit card accounts	12,125,262	12,488,523
Bills bought in foreign currencies	2,700,580	4,328,404
Bills bought in local currency	30,875	224,835
Factoring receivables	5,595	5,994
Advances for customers on guarantees	24,106	9,814
Private placement bonds	377,174	444,900
Securitized loans	3,120,716	3,300,876
Call loans	2,376,634	1,847,376
Bonds purchased under resale agreements	18,743,155	10,551,018
Financial lease receivables	1,028,516	1,106,912
Installment financial bond	2,451,156	2,620,534
Others	63,893	—
Loan origination costs and fees	918,301	938,886
Discounted present value	(8,504)	(9,272)
Allowance for credit losses	(3,412,813)	(3,357,625)

Total	389,125,772	386,069,294

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)
Transfer to 12-month expected credit losses	(32,235)	29,452	2,783	(77,060)	71,646	5,414	—
Transfer to lifetime expected credit losses	20,478	(23,348)	2,870	40,794	(45,222)	4,428	—
Transfer to credit-impaired financial assets	6,608	17,003	(23,611)	53,571	109,025	(162,596)	—
Net reversal(provision) of allowance for credit losses	35,669	(45,775)	(155,624)	(14,002)	65,907	(525,019)	(2,713)
Recovery	—	—	(22,436)	—	—	(14,815)	—
Charge-off	—	—	125,125	—	—	282,735	—
Disposal	15	599	44,115	4	1,368	129,635	3,205
Interest income from impaired loans	—	—	8,071	—	—	15,571	—
Others	(678)	721	1,995	14,649	(4,440)	45,461	(2,582)

Ending balance	(198,473)	(169,663)	(296,837)	(953,543)	(501,362)	(845,107)	(9,385)

	For the six-month period ended June 30, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)
Transfer to 12-month expected credit losses	(32,765)	32,645	120	(142,060)	133,743	8,317	—
Transfer to lifetime expected credit losses	9,354	(10,601)	1,247	70,626	(79,171)	8,545	—
Transfer to credit-impaired financial assets	2,771	9,112	(11,883)	62,950	135,140	(198,090)	—
Net reversal(provision) of allowance for credit losses	12,802	(26,592)	(213,900)	34,469	(6,460)	(894,543)	(2,713)
Recovery	—	—	(12,052)	—	—	(49,303)	—
Charge-off	—	—	164,556	—	—	572,416	—
Disposal	—	—	33,237	19	1,967	206,987	3,205
Interest income from impaired loans	—	—	—	—	—	23,642	—
Others	—	—	—	13,971	(3,719)	47,456	(2,582)

Ending balance	(131,135)	(110,466)	(196,842)	(1,283,151)	(781,491)	(1,338,786)	(9,385)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month period ended June 30, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(27,353)	25,393	1,960	(64,492)	64,102	390	—
Transfer to lifetime expected credit losses	15,387	(19,003)	3,616	37,586	(40,216)	2,630	—
Transfer to credit-impaired financial assets	5,986	21,917	(27,903)	47,005	128,542	(175,547)	—
Net reversal(provision) of allowance for credit losses	3,645	(25,332)	(205,013)	(43,224)	(74,014)	(232,323)	(612)
Recovery	—	—	(35,896)	—	—	(18,356)	—
Charge-off	—	—	140,360	—	—	110,062	178
Disposal	9	314	34,047	17	1,981	121,409	256
Interest income from impaired loans	—	—	7,343	—	—	10,839	—
Others	(944)	280	23,850	(4,104)	462	432	—

Ending balance	(200,115)	(130,433)	(278,481)	(974,900)	(681,787)	(544,167)	(267)

	For the six-month period ended June 30, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(28,441)	28,352	89	(120,286)	117,847	2,439	—
Transfer to lifetime expected credit losses	9,527	(10,164)	637	62,500	(69,383)	6,883	—
Transfer to credit-impaired financial assets	2,340	10,118	(12,458)	55,331	160,577	(215,908)	—
Net reversal(provision) of allowance for credit losses	13,723	(27,166)	(174,691)	(25,856)	(126,512)	(612,027)	(612)
Recovery	—	—	(13,339)	—	—	(67,591)	—
Charge-off	—	—	125,773	—	—	376,195	178
Disposal	—	—	27,823	26	2,295	183,279	256
Interest income from impaired loans	—	—	—	—	—	18,182	—
Others	—	—	—	(5,048)	742	24,282	—

Ending balance	(100,585)	(116,972)	(179,564)	(1,275,600)	(929,192)	(1,002,212)	(267)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147
Transfer to 12-month expected credit losses	3,975,175	(3,964,479)	(10,696)	2,774,928	(2,763,660)	(11,268)	—
Transfer to lifetime expected credit losses	(5,948,290)	5,977,116	(28,826)	(4,148,571)	4,162,615	(14,044)	—
Transfer to credit-impaired financial assets	(203,121)	(225,702)	428,823	(580,776)	(554,468)	1,135,244	—
Charge-off	—	—	(125,125)	—	—	(282,735)	—
Disposal	(117)	(1,425)	(130,042)	(16)	(4,678)	(451,388)	(3,205)
Net increase(decrease)	4,132,003	(1,386,331)	(101,528)	3,284,994	(1,518,470)	77,943	(17,908)

Ending balance	142,959,196	15,463,081	814,474	207,355,582	10,746,980	1,945,568	1,126,034

	For the six-month period ended June 30, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147
Transfer to 12-month expected credit losses	434,448	(434,254)	(194)	7,184,551	(7,162,393)	(22,158)	—
Transfer to lifetime expected credit losses	(435,230)	437,067	(1,837)	(10,532,091)	10,576,798	(44,707)	—
Transfer to credit-impaired financial assets	(89,238)	(51,608)	140,846	(873,135)	(831,778)	1,704,913	—
Charge-off	—	—	(164,556)	—	—	(572,416)	—
Disposal	—	—	(54,202)	(133)	(6,103)	(635,632)	(3,205)
Net increase(decrease)	(109,222)	(166,812)	134,486	7,307,775	(3,071,613)	110,901	(17,908)

Ending balance	10,972,643	820,511	334,516	361,287,421	27,030,572	3,094,558	1,126,034

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month period ended June 30, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	4,345,099	(4,334,165)	(10,934)	2,227,211	(2,225,117)	(2,094)	—
Transfer to lifetime expected credit losses	(5,638,033)	5,670,778	(32,745)	(4,086,235)	4,093,977	(7,742)	—
Transfer to credit-impaired financial assets	(177,639)	(204,885)	382,524	(516,214)	(624,092)	1,140,306	—
Charge-off	—	—	(140,360)	—	—	(110,062)	(178)
Disposal	(35)	(9,139)	(136,405)	(82)	(8,197)	(396,057)	(112,665)
Net increase(decrease)	2,049,586	(1,160,853)	37,799	13,541,684	(1,119,187)	(35,816)	631,995

Ending balance	133,391,959	14,676,132	741,965	199,778,392	10,738,771	1,445,379	1,287,639

	For the six-month period ended June 30, 2024
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	303,339	(303,209)	(130)	6,875,649	(6,862,491)	(13,158)	—
Transfer to lifetime expected credit losses	(545,213)	546,135	(922)	(10,269,481)	10,310,890	(41,409)	—
Transfer to credit-impaired financial assets	(76,382)	(55,380)	131,762	(770,235)	(884,357)	1,654,592	—
Charge-off	—	—	(125,773)	—	—	(376,195)	(178)
Disposal	—	—	(53,742)	(117)	(17,336)	(586,204)	(112,665)
Net increase(decrease)	(436,667)	(115,285)	99,685	15,154,603	(2,395,325)	101,668	631,995

Ending balance	10,532,145	1,055,872	304,231	343,702,496	26,470,775	2,491,575	1,287,639

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Cash Management Account asset (CMA asset)	115,000	120,000
Receivables	18,662,271	6,411,884
Accrued income	1,913,526	1,779,310
Telex and telephone subscription rights and refundable deposits	752,092	778,986
Domestic exchange settlement debit	793,928	441,992
Other assets	445,813	452,760
Allowance for credit losses	(288,775)	(213,014)

Total	22,393,855	9,771,918

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(20,934)	(22,020)	(170,060)	(213,014)
Transfer to 12-month expected credit losses	(1,032)	467	565	—
Transfer to lifetime expected credit losses	277	(339)	62	—
Transfer to credit-impaired financial assets	274	2,168	(2,442)	—
Reversal (provision) of loss allowance	2,010	5,054	(91,852)	(84,788)
Charge-off	—	—	7,019	7,019
Disposal	—	—	611	611
Others	1,407	172	(182)	1,397

Ending balance	(17,998)	(14,498)	(256,279)	(288,775)

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(464)	445	19	—
Transfer to lifetime expected credit losses	293	(343)	50	—
Transfer to credit-impaired financial assets	1,711	6,463	(8,174)	—
Reversal (provision) of loss allowance	(184)	(1,837)	(13,753)	(15,774)
Charge-off	—	—	2,447	2,447
Disposal	—	—	1,115	1,115
Others	24	(4)	(9,395)	(9,375)

Ending balance	(7,639)	(12,338)	(157,890)	(177,867)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,435,449	99,254	450,229	9,984,932
Transfer to 12-month expected credit losses	17,924	(15,509)	(2,415)	—
Transfer to lifetime expected credit losses	(23,818)	23,886	(68)	—
Transfer to credit-impaired financial assets	(7,128)	(11,357)	18,485	—
Charge-off	—	—	(7,019)	(7,019)
Disposal	—	—	(674)	(674)
Net increase (decrease)	12,596,229	(3,775)	112,937	12,705,391

Ending balance	22,018,656	92,499	571,475	22,682,630

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	18,447	(18,413)	(34)	—
Transfer to lifetime expected credit losses	(30,468)	30,533	(65)	—
Transfer to credit-impaired financial assets	(7,344)	(19,533)	26,877	—
Charge-off	—	—	(2,447)	(2,447)
Disposal	—	(3)	(1,497)	(1,500)
Net increase (decrease)	1,270,544	17,653	15,230	1,303,427

Ending balance	13,761,804	122,135	192,217	14,076,156

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3 - fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2025
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	116,957	—	—	116,957
Debt securities	4,564,937	2,624,812	43,134	7,232,883
Equity securities	30,717	—	405,029	435,746
Capital contributions	—	3,009	2,906,624	2,909,633
Beneficiary certificates	228,036	2,721,745	2,156,110	5,105,891
Loans	—	217,583	50,366	267,949
Derivative assets	—	4,535,733	1,216	4,536,949
Other financial assets in foreign currency	—	—	78,852	78,852
Others	—	—	235,075	235,075

Sub-total	4,940,647	10,102,882	5,876,406	20,919,935

Financial assets at FVTOCI
Debt securities	13,831,637	24,642,752	—	38,474,389
Equity securities	319,106	—	576,901	896,007
Loans	—	—	37,544	37,544

Sub-total	14,150,743	24,642,752	614,445	39,407,940

Derivative assets (designated for hedging)	—	121,375	—	121,375

Total	19,091,390	34,867,009	6,490,851	60,449,250

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	117,540	—	—	117,540
Derivative liabilities	—	4,251,096	—	4,251,096
Securities sold	147,171	—	—	147,171

Sub-total	264,711	4,251,096	—	4,515,807

Financial liabilities designated to be measured at FVTPL

Deposits due to customers	—	572,456	—	572,456

Derivative liabilities (designated for hedging)	—	75,869	—	75,869

Total	264,711	4,899,421	—	5,164,132

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	73,951	—	—	73,951
Debt securities	4,304,048	2,489,883	7,357	6,801,288
Equity securities	22,414	—	398,899	421,313
Capital contributions	—	4,185	2,853,513	2,857,698
Beneficiary certificates	156,898	2,301,044	2,105,160	4,563,102
Loans	—	69,401	34,776	104,177
Derivative assets	—	10,093,344	1,188	10,094,532
Other financial assets in foreign currency	—	—	48,345	48,345
Others	—	—	238,266	238,266

Sub-total	4,557,311	14,957,857	5,687,504	25,202,672

Financial assets at FVTOCI
Debt securities	14,117,592	28,805,079	—	42,922,671
Equity securities	315,640	—	559,434	875,074

Sub-total	14,433,232	28,805,079	559,434	43,797,745

Derivative assets (designated for hedging)	—	175,191	—	175,191

Total	18,990,543	43,938,127	6,246,938	69,175,608

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	74,205	—	—	74,205
Derivative liabilities	—	9,090,696	1,402	9,092,098
Securities sold	182,478	—	—	182,478

Sub-total	256,683	9,090,696	1,402	9,348,781

Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	547,816	—	547,816
Derivative liabilities (designated for hedging)	—	102,815	—	102,815

Total	256,683	9,741,327	1,402	9,999,412

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of June 30, 2025 and December 31, 2024 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread, LSMC(Least-Squares Monte Carlo) and Hull-White model.	Risk-free market rate, credit spread, discount rate originated from credit grade, volatility of stocks, volatility of interest rate

Stocks, capital contributions and beneficiary certificates

Fair value is measured by using the net asset value method, FCFE(Free Cash Flow to Equity Mode), Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, LSMC(Least-Squares Monte Carlo), and Hull-White model.

Values of underlying assets such as bond, risk-free market rate, market risk premium, corporate Beta, discount rate originated from credit grade, volatility of stocks, volatility of interest rate

Derivatives	Fair value is measured by models such as option model.	Discount rate, volatility, exchange rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

Deposits due to customers	Fair value is measured by Hull-White model.	Swaption Volume, etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of June 30, 2025 and December 31, 2024 are as follows :

	Valuation methods	Input variables
Loans

Fair value is measured by using the DCF model (Discounted Cash Flow Model), which is a commonly used market valuation technique that considers the price and volatility of the underlying assets, and the risk-adjusted discount rate method (Tsiveriotis-Fernandes).

Underlying asset price, volatility, discount rate, volatility of stock, risk-free market rate and credit spread

Stocks, capital contributions and beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Binomial Tree Model, Hull-White and Precedent Transactions model, one or more methods are used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated from credit grade, volatility of interest rate, volatility of real estate value, PBR, PSR, etc.

Debt securities	Fair value is measured by using the LSMC(Least-Squares Monte Carlo) and Hull-White model.	Discount rate originated from credit grade, volatility of stocks, volatility of interest rate

Derivatives	Fair value is measured by models such as option model.	Correlation coefficient, stock price, volatility, etc.

Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.

Stock price, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	June 30, 2025
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	20.26%~28.80%	Variation of fair value increases as volatility increases.

Loans	DCF model		Discount rate	2.86%~5.26%	Fair value increases as discount rate decreases.

Derivative assets	Option valuation model and others	Equity related	Stock prices, Volatility of underlying asset	26.72%	Variation of fair value increases as stock price and volatility increases.

			Discount rate	17.39%	Fair value increases as discount rate decreases.

			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.

Equity securities, capital contributions, and Beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	17.55%~46.02%	Variation of fair value increases as stock price and volatility of underlying asset increases.
	DCF model and others		Discount rate	5.32%~15.74%	Fair value increases as discount rate decreases.

			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.

			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.

	LSMC(Hull-White)		Volatility	18.98%	Variation of fair value increases as volatility increases.

Others	Binomial Tree		Stock prices, Volatility of underlying asset	17.55%~37.98%	Variation of fair value increases as stock price and volatility of underlying asset increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

December 31, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	28.09%~88.35%	Variation of fair value increases as volatility increases.

Loans	DCF model		Discount rate	4.17%~5.98%	Fair value increases as discount rate decreases.

Derivative assets	Option valuation model and others	Equity related	Correlation coefficient Stock prices, Volatility of underlying asset	0.29~0.65 25.71%	Variation of fair value increases as correlation coefficient increases. Variation of fair value increases as volatility and stock price increases.

			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.

			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.

Stocks, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as volatility of underlying asset and stock price increases.

	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.

			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.

			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.

	LMSC(Hull-White)		Volatility of stock	29.30%	Variation of fair value increases as volatility increases.

			Discount rate	6.45%~15.56%	Fair value increases as discount rate decreases.

Others	Binomial Tree		Stock prices, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as volatility of underlying asset and stock price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(3) Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2025
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	7,357	1,674	—	35,607	(1,504)	—	43,134
Equity securities	398,899	(3,793)	—	35,991	(12,949)	(13,119)	405,029
Capital contributions	2,853,513	(21,953)	—	211,219	(136,155)	—	2,906,624
Beneficiary certificates	2,105,160	(9,377)	—	152,135	(91,808)	—	2,156,110
Loans	34,776	1,310	—	20,835	(6,555)	—	50,366
Derivative assets	1,188	81	—	—	(53)	—	1,216
Other foreign currency financial assets	48,345	(3,225)	—	33,732	—	—	78,852
Others	238,266	6,825	—	2,545	(12,561)	—	235,075

Sub-total	5,687,504	(28,458)	—	492,064	(261,585)	(13,119)	5,876,406

Financial assets at FVTOCI
Equity securities	559,434	—	22,709	—	(26)	(5,216)	576,901
Loans	—	—	(9)	66,102	(28,549)	—	37,544
Sub-total	559,434	—	22,700	66,102	(28,575)	(5,216)	614,445

Total	6,246,938	(28,458)	22,700	558,166	(290,160)	(18,335)	6,490,851

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,402	—	—	—	(1,402)	—	—

Total	1,402	—	—	—	(1,402)	—	—

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The loss amounting to 26,923 million Won for the period ended June 30, 2025, which is from financial assets and liabilities that the Group holds as at the end of the period.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month period ended June 30, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	(251)	—	—	(2,600)	—	1,379
Equity securities	353,279	5,219	—	44,875	(324)	1,947	404,996
Capital contributions	2,459,648	54,051	—	269,666	(123,810)	—	2,659,555
Beneficiary certificates	1,705,966	31,503	—	213,549	(1,596)	(5,603)	1,943,819
Loans	56,002	497	—	324,502	(332,515)	—	48,486
Derivative assets	129,136	(5,296)	—	275	(117,295)	—	6,820
Other foreign currency financial assets	42,406	3,283	—	—	—	—	45,689
Others	183,274	4,267	—	9,565	(6,411)	—	190,695

Sub-total	4,933,941	93,273	—	862,432	(584,551)	(3,656)	5,301,439

Financial assets at FVTOCI
Equity securities	548,164	—	(28,348)	76	—	3,464	523,356
Loans	—	—	41	204,666	(154,346)	—	50,361

Sub-total	548,164	—	(28,307)	204,742	(154,346)	3,464	573,717

Total	5,482,105	93,273	(28,307)	1,067,174	(738,897)	(192)	5,875,156

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	16,315	—	—	(1,318)	—	16,991

Total	1,994	16,315	—	—	(1,318)	—	16,991

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 84,063 million Won for the period ended June 30, 2024, which is from financial assets and liabilities that the Group holds as at the end of the period, and the amount is included in the consolidated interim statements of comprehensive income as the net gain on financial instruments at FVTPL and the net gain on financial assets at FVTOCI.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 6,490,851 million Won and 6,248,340 million Won as of June 30, 2025 and December 31, 2024, respectively, equity instruments of 5,034,011 million Won and 5,655,401 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of June 30, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

	June 30, 2025
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)(*4)	43	(44)	—	—
Loans (*2)	224	(225)	—	—
Debt securities (*3)	2,870	(2,830)	—	—
Equity securities (*2) (*4) (*5)	19,239	(14,413)	—	—
Beneficiary certificates (*5)(*6)	834	(829)	—	—
Others (*4)	2,942	(2,714)	—	—
Financial assets at FVTOCI
Equity securities (*5) (*7)	—	—	37,222	(27,158)

Total	26,152	(21,055)	37,222	(27,158)

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation rate or discount rate, which are major unobservable variables, by 1% each, respectively.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%p~1%p) and discount rate or liquidation value (-1%p~1%p), which are major unobservable variables.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%p~10%p) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1%p~1%p) and growth rate (-1%p~1%p) and or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing liquidation value of real estate which is underlying assets and discount rate by 1%.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are major unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	50	(51)	—	—
Loans (*2)	155	(152)	—	—
Debt securities (*3)	469	(435)	—	—
Equity securities (*2) (*4) (*5)	19,824	(14,380)	—	—
Beneficiary certificates (*6)	706	(705)	—	—
Others (*4) (*6)	2,554	(2,402)	—	—
Financial assets at FVTOCI
Equity securities (*5)(*6)(*7)	—	—	47,087	(32,879)

Total	23,758	(18,125)	47,087	(32,879)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	—	—	—	—

Total	—	—	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation or volatility, which are major unobservable variables, by 10% each, respectively.

(*2)	Fair value changes are calculated by increasing or decreasing growth rate (0%~1%) and discount rate or liquidation value (-1%~1%), which are major unobservable variables.
(*3)	Fair value changes are calculated by increasing or decreasing stock price volatility by 10%, which are major unobservable variables.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates among equity securities is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which are underlying assets and discount rate by 1%p.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	4,656,137	14,171,333	—	18,827,470	18,762,707
Loans and other financial assets at amortized cost	—	19,980,566	398,115,261	418,095,827	413,452,761
Financial liabilities:
Deposits due to customers	—	369,979,336	—	369,979,336	369,477,799
Borrowings	—	31,186,278	242,283	31,428,561	31,418,274
Debentures	—	49,604,044	—	49,604,044	49,166,841
Other financial liabilities (*)	—	38,517,555	1,517,995	40,035,550	40,093,220

(*)	Lease liabilities are excluded as of June 30, 2025.

	December 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,384	15,894,576	9,991	19,146,951	19,203,177
Loans and other financial assets at amortized cost	—	7,149,151	393,995,021	401,144,172	398,471,816
Financial liabilities:
Deposits due to customers	—	367,128,451	—	367,128,451	366,821,156
Borrowings	—	29,622,705	432,561	30,055,266	30,117,031
Debentures	—	48,273,103	—	48,273,103	48,207,103
Other financial liabilities (*)	—	30,201,229	809,007	31,010,236	31,786,960

(*)	Lease liabilities are excluded as of December 31, 2024.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables

Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(6)	Deferred day 1 profits or losses

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2025	2024
Beginning balance	28	7,848
Amounts recognized in losses	(28)	(6,860)

Ending balance	—	988

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses as of June 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(7)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	June 30, 2025
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	116,957	—	1,933,134	—	2,050,091
Securities	15,917,511	39,370,396	18,762,707	—	74,050,614
Loans	267,949	37,544	389,125,772	—	389,431,265
Derivative assets	4,536,949	—	—	121,375	4,658,324
Other financial assets	80,569	—	22,393,855	—	22,474,424

Total	20,919,935	39,407,940	432,215,468	121,375	492,664,718

	June 30, 2025
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	117,540	572,456	369,477,799	—	370,167,795
Borrowings	147,171	—	31,418,274	—	31,565,445
Debentures	—	—	49,166,841	—	49,166,841
Derivative liabilities	4,251,096	—	—	75,869	4,326,965
Other financial liabilities (*)	—	—	40,093,220	—	40,093,220

Total	4,515,807	572,456	490,156,134	75,869	495,320,266

(*)	Lease liabilities are excluded as of June 30, 2025.

	December 31, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	73,951	—	2,630,604	—	2,704,555
Securities	14,879,996	43,797,745	19,203,177	—	77,880,918
Loans	104,177	—	386,069,294	—	386,173,471
Derivative assets	10,094,532	—	—	175,191	10,269,723
Other financial assets	50,016	—	9,771,918	—	9,821,934

Total	25,202,672	43,797,745	417,674,993	175,191	486,850,601

	December 31, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	74,205	547,816	366,821,156	—	367,443,177
Borrowings	182,478	—	30,117,031	—	30,299,509
Debentures	—	—	48,207,103	—	48,207,103
Derivative liabilities	9,092,098	—	—	102,815	9,194,913
Other financial liabilities (*)	—	—	31,786,960	—	31,786,960

Total	9,348,781	547,816	476,932,250	102,815	486,931,662

(*)	Lease liabilities are excluded as of December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2025	December 31, 2024	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1) (*4)	Freight & staffing services	4.9	4.9	Korea	2025-05-30
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2025-06-30
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2025-05-30
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3) (*7)	Manufacturing	—	23.1	Korea	—
K BANK Co., Ltd. (*2) (*4)	Finance	12.0	12.0	Korea	2025-05-30
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2025-06-30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2025-06-30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2025-06-30
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2025-03-31
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2025-06-30
Orient Shipyard Co., Ltd. (*3) (*4)	Manufacture of sections for ships	22.7	22.7	Korea	2025-03-31
Win Mortgage Co.,Ltd. (*1) (*4)	Other financial services	4.5	4.5	Korea	2025-03-31
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	2025-06-30
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2025-06-30
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2025-06-30
SF CREDIT PARTNERS, LLC(*2)	Other financial services	10.0	10.0	United States	2025-06-30
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2025-06-30
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2025-06-30
Woori Smart General Private Equity Investment Trust 1(bond)	Collective investment business	28.6	28.6	Korea	2025-06-30
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2025-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2025	December 31, 2024	Location	Financial statements as of
Woori General Private Securities Investment Trust No. 5 (bond)	Collective investment business	28.6	28.6	Korea	2025-06-30
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	Collective investment business	8.7	9.1	Korea	2025-06-30
Woori General Private Securities Investment Trust No. 6 (bond)	Collective investment business	28.6	28.6	Korea	2025-06-30
Woori General Private Securities Investment Trust No. 7 (bond) (*7)	Collective investment business	—	28.6	Korea	—
Woori Smart General Private Equity Investment Trust No.1(bond)	Collective investment business	28.4	28.4	Korea	2025-06-30
Woori Future Energy Private Special Asset Investment Trust(General) No.1	Collective investment business	16.0	16.0	Korea	2025-06-30
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2025-06-30
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2025-06-30
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2025-06-30
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2025-06-30
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2025-06-30
Woori Asset Management Co. Ltd.
Woori Together TDF 2025 (*7)	Collective investment business	—	24.7	Korea	—
Woori Together TDF 2050 (*7) (*11)	Collective investment business	—	—	Korea	—
Woori Together TDF 2030(*7)	Collective investment business	—	22.2	Korea	—
Woori USD Treasury Target Return Bond FoF (*7)	Collective investment business	—	23.9	Korea	—
Woori Together TDF 2035 (*7)	Collective investment business	—	22.5	Korea	—
Woori Together TDF 2040 (*11)	Collective investment business	25.9	—	Korea	2025-06-30
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*2)	Other financial services	4.0	4.0	Korea	2025-06-30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2025-06-30
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2025-06-30
NH Woori Dino Co-Investment NO.2 Private Equity Fund (*2)	Other financial services	5.6	5.1	Korea	2025-06-30
Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2	Collective investment business	35.9	35.9	Korea	2025-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2025	December 31, 2024	Location	Financial statements as of
Capstone Special Restructuring Private Investment Trust No.4 (*11)	Collective investment business	46.2	—	Korea	2025-06-30
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND(*8)	Asset Management	37.5	37.5	Korea	2025-06-30
KTBN Venture Fund No.8(*9)	Asset Management	21.7	21.7	Korea	2025-06-30
KTBN Digital Contents Korea Fund No.9(*9)	Asset Management	30.0	30.0	Korea	2025-06-30
KTBN Media Contents Fund(*10)	Asset Management	15.0	15.0	Korea	2025-06-30
KTB China Synergy Fund(*10)	Asset Management	15.1	15.1	Korea	2025-06-30
NAVER-KTB Audio Contents Fund(*7)(*10)	Asset Management	—	1.0	Korea	—
KTBN Venture Fund No.13(*10)	Asset Management	19.6	19.6	Korea	2025-06-30
KTBN Future Contents Fund(*10)	Asset Management	13.3	13.3	Korea	2025-06-30
KTBN Venture Fund No.16(*10)	Asset Management	10.3	10.3	Korea	2025-06-30
KTBN Venture Fund No.18(*10)	Asset Management	10.1	10.1	Korea	2025-06-30
KB-KTB Technology Venture Fund(*10)	Asset Management	18.2	18.2	Korea	2025-06-30
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2025-06-30
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2025-06-30
KTBN GI Private Equity Fund(*10)	Asset Management	5.0	5.0	Korea	2025-06-30
Chirochem	Medical material Manufacturing	28.6	28.6	Korea	2025-06-30
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)	Other financial services	47.8	47.8	Japan	2025-04-30
Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3)(*4)	Manufacturing	20.8	20.8	Korea	2025-05-30
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2025-06-30
Jinmyung Plus Co., Ltd. (*3)(*4)	Manufacturing	21.3	21.3	Korea	2025-03-31
Rea Company (*3)(*4)	Manufacturing	26.1	26.1	Korea	2025-03-31
ARAM CMC Co.,Ltd. (*3)	Manufacturing	20.1	20.1	Korea	—
MARKET&FARM CO.,LTD. (*3)	Wholesale and commodity brokerage	23.7	23.7	Korea	2025-06-30
SAMJI TEXTILE CO.,LTD. (*3)(*4)	Wholesale and commodity brokerage	29.8	29.8	Korea	2025-03-31
Woori bank and Woori Financial Capital Co., Ltd. (*5)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2025	December 31, 2024	Location	Financial statements as of
JC Assurance No.2 Private Equity Fund	Other financial services	23.4	23.4	Korea	2025-06-30
HMS-Oriens 1st Fund (*7)	Other financial services	—	22.8	Korea	—
Woori Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2025-06-30
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2025-06-30
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2025-06-30
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2025-06-30
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2025-06-30
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2025-06-30
IGEN2023No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2025-06-30
PCC-Woori LP Secondary Fund	Other financial services	38.9	38.9	Korea	2025-06-30
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2025-06-30
Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*5)
Healthcare Investmetnt Fund (*11)	Collective investment business	28.8	—	Korea	2025-06-30
Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	Collective investment business	3.5	2.3	Korea	2025-06-30
Woori Bank and Woori Private Equity Asset Management Co., Ltd.
Woori-Q Corporate Restructuring Private Equity Fund(*6)	Other financial services	34.6	34.6	Korea	2025-06-30
Woori Eugene Energy Link Private Equity Fund (*2)(*11)	Other financial services	7.9	—	Korea	2025-06-30
Woori IMM Greean Net Zero Fund (*11)	Other financial services	15.9	—	Korea	2025-06-30
Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund	Other financial services	19.5	19.5	Korea	2025-06-30
Woori Venture Partners Co., Ltd., Woori Asset Management Corp. (*5)
Woori BIG SATISFACTION SHINJONG MMF 3rd	Collective investment business	2.1	2.3	Korea	2025-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2025	December 31, 2024	Location	Financial statements as of
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2025-06-30
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	33.1	32.9	Korea	2025-06-30
Woori Bank, Woori card Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Asset Management Corp. (*5)
Woori Real Estate Investment No. 1 Limited Liability Company	Collective investment business	19.9	19.9	Korea	2025-06-30

(*1)	Most of the significant business transactions of associates are with the Group as of June 30, 2025 and December 31, 2024.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of June 30, 2025 and December 31, 2024.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.
(*7)	It was excluded from associates in current period.
(*8)	It has been liquidating as of June 30, 2025.
(*9)

In the event of liquidation, if the distribution payments made or to be made to the cooperative members are less than their contributions, an agreement has been made whereby the shortage will be covered, up to a certain amount within the investment, giving priority to specific shareholders over others.

(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	June 30, 2025
W Service Networks Co., Ltd.	108	204	(7)	—	—	(5)	—	192
Korea Credit Bureau Co., Ltd.	3,313	9,001	1,598	—	—	(90)	—	10,509
Korea Finance Security Co., Ltd.	3,267	3,616	117	—	—	—	—	3,733
K BANK Co., Ltd.	224,657	262,250	1,301	—	—	—	216	263,767
Partner One Value Up I Private Equity Fund	5,039	2,123	(6)	—	—	—	—	2,117
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	2,263	(17)	—	—	—	—	2,246
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,580	4,532	—	48	—	—	—	4,580
LOTTE CARD Co.,Ltd.	346,810	575,580	6,505	—	—	(7,743)	(1,713)	572,629
Union Technology Finance Investment Association	13,449	11,770	(2,437)	—	—	—	—	9,333
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Win Mortgage Co.,Ltd.	23	135	(36)	—	—	(9)	—	90
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,847	123	—	—	—	—	10,970
BTS 2nd Private Equity Fund	8,146	7,799	(87)	—	—	—	—	7,712
STASSETS FUND III	12,000	11,178	(111)	—	—	—	—	11,067
SF CREDIT PARTNERS, LLC	15,504	16,000	475	2,445	—	—	(1,360)	17,560
Japanese Hotel Real Estate Private Equity Fund No.2	3,143	2,805	41	—	(23)	(78)	13	2,758
Woori Seoul Beltway Private Special Asset Fund No.1	17,868	16,076	283	1,942	—	(282)	—	18,019
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,783	989	—	—	(2,541)	—	40,231
Woori Asset Global Partnership Fund No.5	66,683	54,977	(3,249)	15,000	(787)	—	—	65,941
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	60,024	1,559	—	—	—	—	61,583
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	10,493	267	—	—	(603)	—	10,157
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	42,090	1,063	—	—	(2,552)	—	40,601
Woori General Private Securities Investment Trust No. 7 (Bond)	—	41,116	610	—	(41,726)	—	—	—
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	40,477	1,013	—	—	—	—	41,490
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	160	58	—	—	—	—	218
Darwin Green Packaging Private Equity Fund	4,000	3,904	(3)	—	—	—	—	3,901
Koreawide partners 2nd Private Equity Fund	20,000	19,235	(387)	—	—	—	—	18,848
Woori FirstValue Private Real Estate Fund No.2	9,000	567	3	—	—	—	—	570
Woori Together TDF 2025	—	3,577	43	—	(3,620)	—	—	—
Woori Together TDF 2050	—	—	(139)	—	139	—	—	—
Woori Together TDF 2030	—	3,724	35	—	(3,759)	—	—	—
Woori USD Treasury Target Return Bond FoF	—	220	1	—	(221)	—	—	—
Woori Together TDF 2035	—	3,448	39	—	(3,487)	—	—	—
Australia Green Energy 1st PEF	4,913	5,264	87	—	—	—	—	5,351
Woori Together TDF 2040	2,500	—	126	—	2,839	—	—	2,965
Aarden Woori Apparel 1st Private Equity Fund	100	95	(1)	—	—	—	—	94

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	June 30, 2025
Woori Dyno 1st Private Equity Fund	2,000	2,849	708	-	-	-	-	3,557
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,200	1,996	19	200	—	—	—	2,215
Woori Eugene Energy Link Private Equity Fund	5,500	—	(358)	5,500	—	—	—	5,142
KCLAVIS NPL Investment Trust NO 1-2	15,000	15,422	852	—	—	—	—	16,274
Capstone Special Restructuring Private Investment Trust No.4	15,000	—	526	15,000	—	(413)	—	15,113
KTB-KORUS FUND	337	1,789	—	—	—	—	—	1,789
KTBN Venture Fund No.8	195	1,529	—	—	—	—	—	1,529
KTBN Digital Contents Korea Fund No.9	7,020	5,006	(326)	—	—	—	—	4,680
KTBN Media Contents Fund	—	154	—	—	—	—	—	154
KTB China Synergy Fund	11,775	18,949	138	—	(625)	(41)	—	18,421
NAVER-KTB Audio Contents Fund	300	248	—	—	(248)	—	—	—
KTBN Venture Fund No.13	2,200	15,659	43,633	—	(2,200)	(5,297)	—	51,795
KTBN Future Contents Fund	3,472	4,193	243	—	(528)	—	—	3,908
KTBN Venture Fund No.16	9,000	15,853	4,666	—	(3,200)	—	—	17,319
KTBN Venture Fund No.18	27,075	25,506	(1,039)	—	—	—	—	24,467
KB-KTB Technology Venture Fund	10,000	9,350	(428)	—	—	—	—	8,922
WOORI 2022 Scaleup Venture Fund	41,272	17,809	25	20,328	—	—	—	38,162
WOORI 2022 Start-up Venture Fund	13,100	12,773	(123)	—	—	—	—	12,650
KTBN GI Private Equity Fund	—	5	—	—	—	—	—	5
Chirochem	250	104	57	—	—	—	—	161
Godo Kaisha Oceanos 1	6,473	7,347	1,698	—	(4,327)	(422)	120	4,416
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	9	2	—	—	—	—	11
Rea Company (*)	—	—	—	—	—	—	—	—
Market&Farm Co., Ltd (*)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
HMS-Oriens 1st Fund	—	14,880	—	—	(14,880)	—	—	—
Woori Senior Loan Private Placement Investment Trust No.1	17,388	17,517	416	—	(169)	(442)	—	17,322
Genesis Eco No.1 Private Equity Fund	12,000	10,847	173	—	—	—	—	11,020
Paratus Woori Material Component Equipment joint venture company	9,334	16,714	9,074	—	(8,366)	—	—	17,422
Midas No. 8 Private Equity Joint Venture Company	18,419	18,207	398	—	—	(530)	—	18,075

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month period ended June 30, 2025
	Acquisition cost	January 1, 2025		Share of profits(losses) and others	Acquisition	Disposal/ Reclassification, etc.	Dividends	Change in capital	June 30, 2025
Orchestra Private Equity Fund IV	9,700	9,610	(73)		-	-	-	-	9,537
Synaptic Green No.1 PEF	8,000	7,499		491	—	—	—	—	7,990
IGEN2022No. 1 Private Equity Fund	7,422	7,972		860	—	—	(790)	—	8,042
PCC-Woori LP Secondary Fund	10,435	8,648		(107)	—	—	—	—	8,541
Synaptic Future Growth Private Equity Fund	6,325	7,685		(329)	—	(435)	—	—	6,921
Healthcare Investment Fund	3,000	—		(59)	—	3,000	—	—	2,941
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	4,356	4,011		155	507	—	—	—	4,673
Woori-Q Corporate Restructuring Private Equity Fund	29,627	34,007		1,267	—	—	—	—	35,274
Woori IMM Greean Net Zero Fund	—	—		—	—	—	—	—	—
NH Woori Newdeal Growth Alpha Private Equity Fund 1	44,512	55,539		(2,863)	—	(5,506)	(180)	—	46,990
Woori BIG SATISFACTION SHINJONG MMF 3rd	52,000	41,984		718	23,000	(10,069)	—	—	55,633
Woori-Shinyoung Growth-Cap Private Equity Fund I	11,989	29,696		1,096	—	(5,105)	—	—	25,687
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	5,204		(416)	—	—	—	—	4,788
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	33,919		679	—	—	—	—	34,598

	1,451,768	1,748,810		71,629	83,970	(103,303)	(22,018)	(2,724)	1,776,364

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 1 million Won in Orient Shipyard Co.,Ltd., 22 million Won for KG FASHION CO., LTD., 27 million Won in Market&Farm Co.,Ltd., 3 million Won for JC Assurance No.2 Private Equity Fund and the accumulated amount is 48 million Won for Orient Shipyard Co.,Ltd., 181 million Won for KG FASHION CO., LTD., 118 million Won for Rea Company, 4 million Won for KUM HWA Co., Ltd., 27 million Won for Market&Farm Co.,Ltd., 669 million Won in JC Assurance No.2 Private Equity Fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month period ended June 30, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2024
W Service Networks Co., Ltd.	108	216	(32)	—	—	(5)	—	179
Korea Credit Bureau Co., Ltd.	3,313	6,433	1,425	—	—	(90)	—	7,768
Korea Finance Security Co., Ltd.	3,267	3,285	220	—	—	—	—	3,505
K BANK Co., Ltd.	236,232	260,052	5,052	—	—	—	802	265,906
Partner One Value Up I Private Equity Fund	5,039	3,230	334	—	—	—	—	3,564
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	3,396	8,247	1,254	—	(960)	—	—	8,541
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,482	4,437	—	45	—	—	—	4,482
LOTTE CARD Co.,Ltd.	346,810	587,392	4,807	—	—	(15,591)	(8,566)	568,042
Union Technology Finance Investment Association	13,449	12,270	(310)	—	—	—	—	11,960
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	88	95	—	—	—	(87)	96
Win Mortgage Co.,LTd.	23	105	(7)	—	—	(2)	—	96
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,540	155	—	—	—	—	10,695
BTS 2nd Private Equity Fund	8,146	4,838	2	2,920	—	—	—	7,760
STASSETS FUND III	10,500	8,406	(130)	1,500	—	—	—	9,776
SF CREDIT PARTNERS, LLC	13,059	12,845	737	—	—	—	975	14,557
ARAM CMC Co.,Ltd.(*)	—	—	—	—	—	—	—	—
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,688	82	—	—	(90)	(143)	2,537
Woori Seoul Beltway Private Special Asset Fund No.1	14,179	12,590	270	1,724	—	(268)	—	14,316
Woori General Private Securities Investment Trust(Bond) No.1	—	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	100,000	105,564	345	—	—	(4,202)	—	101,707
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,330	102	—	(10,003)	(429)	—	—
Woori General Private Securities Investment Trust(Bond) No.2	—	30,829	370	—	(31,199)	—	—	—
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,135	1,273	—	—	(1,795)	—	40,613
Woori General Private Securities Investment Trust(Bond) No.3	28,988	51,205	626	—	(21,510)	—	—	30,321
Woori Asset Global Partnership Fund No.5	37,500	22,071	527	15,000	—	—	—	37,598
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(210)	—	—	—	—	235
DeepDive WOORI 2021-1 Financial Investment Fund	8	1,236	(543)	—	(214)	(325)	—	154
Darwin Green Packaging Private Equity Fund	4,000	3,957	(33)	—	—	—	—	3,924
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	3	—	—	—	—	563
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	151	—	3,245	—	—	3,396
Woori Together TDF 2030	3,000	3,324	195	—	—	—	—	3,519
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	—	—	(10,376)	—	—	—
Australia Green Energy 1st PEF	4,913	4,811	(22)	—	—	—	—	4,789
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month period ended June 30, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2024
Woori Dyno 1st Private Equity Fund	2,000	2,358	(2)	—	—	—	—	2,356
KTB-KORUS FUND	3,626	3,359	—	—	—	—	—	3,359
KTB China Platform Fund	17,023	16,059	(2,164)	—	—	(13,895)	—	—
KTBN Venture Fund No.7	16,972	16,044	(2,641)	—	—	(13,403)	—	—
KTBN Venture Fund No.8	194	2,511	(145)	—	—	(569)	—	1,797
KTBN Digital Contents Korea Fund No.9	5,329	5,597	(26)	—	—	—	—	5,571
KTBN Media Contents Fund	330	283	1	—	—	—	—	284
KTB China Synergy Fund	21,629	20,405	(1,167)	—	—	(3,296)	—	15,942
NAVER-KTB Audio Contents Fund	284	288	—	—	—	—	—	288
KTBN Venture Fund No.13	13,279	14,158	(122)	—	—	(1,801)	—	12,235
KTBN Future Contents Fund	3,892	4,561	(29)	—	—	—	—	4,532
KTBN Venture Fund No.16	17,546	18,561	(403)	—	—	(4,200)	—	13,958
KTBN Venture Fund No.18	26,308	26,970	(197)	—	—	—	—	26,773
KB-KTB Technology Venture Fund	7,755	7,600	(56)	—	—	—	—	7,544
WOORI 2022 Scaleup Venture Fund	14,000	13,578	(237)	—	—	—	—	13,341
WOORI 2022 Start-up Venture Fund	7,804	2,433	(86)	5,240	—	—	—	7,587
KTB-NHN China Private Equity Fund	1,272	3	(1)	—	—	(2)	—	—
KTBN GI Private Equity Fund	189	617	138	—	—	(718)	(36)	1
Chirochem	102	102	2	—	—	—	—	104
Daishin Balance No.18 Special Purpose Acquisition Company	600	—	(10)	600	—	—	105	695
Godo Kaisha Oceanos 1	10,800	7,978	15	—	—	(320)	(75)	7,598
Woori Zip 1	8,445	7,629	(38)	—	(262)	—	(415)	6,914
Woori Zip 2	11,641	10,695	(8)	—	(443)	—	(576)	9,668
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	(4)	—	—	—	—	10
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	(1)	—	(7,551)	(257)	—	—
HMS-Oriens 1st Fund	12,000	14,030	424	—	—	—	—	14,454
Woori Senior Loan Private Placement Investment Trust No.1	31,004	75,590	1,349	—	(44,509)	(1,516)	—	30,914
Genesis Eco No.1 Private Equity Fund	12,000	10,942	173	—	—	—	—	11,115
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(133)	—	—	—	—	16,846
Midas No. 8 Private Equity Joint Venture Company	18,419	18,465	403	—	—	(530)	—	18,338
Orchestra Private Equity Fund IV	9,700	9,555	125	—	—	—	—	9,680
Synaptic Green No.1 PEF	8,000	7,611	(38)	—	—	—	—	7,573
IGEN2022No. 1 Private Equity Fund	7,422	7,983	231	—	—	(151)	—	8,063
PCC-Woori LP Secondary Fund	10,435	10,530	(150)	—	—	—	—	10,380
Synaptic Future Growth Private Equity Fund	6,437	7,069	6,174	970	(1,657)	(3,867)	—	8,689
Woori-Q Corporate Restructuring Private Equity Fund	25,890	20,283	229	8,449	—	—	—	28,961
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	33,481	(3,090)	—	—	(197)	—	30,194
NH Woori Newdeal Growth Alpha Private Equity Fund 1	29,807	32,987	17,638	—	(4,303)	(9,078)	—	37,244
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	3,200	2,543	(111)	1,005	229	(70)	—	3,596
Woori Short Term Government and Special Bank Bond Active ETF	—	12,286	118	—	(12,404)	—	—	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	29,821	799	—	—	—	—	30,620

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

	For the six-month period ended June 30, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2024
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	—	1,473	60,000	—	—	—	61,473
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	—	212	10,000	—	—	—	10,212
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	—	847	40,000	—	—	—	40,847
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	100,000	—	2,261	500,000	(397,238)	—	—	105,023
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	—	—	31	1,000	(1,031)	—	—	—
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	2,847	—	63	1,355	1,493	(3)	—	2,908
Woorinara Short-Term Bond Securities Investment Trust (Bond)	50,200	—	341	50,200	—	—	—	50,541
Woori General Private Securities Investment Trust No. 7 (bond)	40,000	—	135	40,000	—	—	—	40,135

	1,688,576	1,795,370	39,609	740,008	(588,850)	(78,840)	(8,016)	1,899,281

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was nil for KUM HWA Co., Ltd., 10 million Won for Orient Shipyard Co.,Ltd., 20 million Won in KG FASHION CO., LTD., 19 million Won in ARAM CMC Co.,Ltd., 289 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 38 million Won for Orient Shipyard Co.,Ltd., 140 million Won in KG FASHION CO., LTD., 19 million Won in ARAM CMC Co.,Ltd., 660 million Won in JC Assurance No.2 Private Equity Fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Lease assets	3,892,180	3,965,839
Prepaid expenses	397,761	359,638
Advance payments	185,957	194,881
Non-operational assets	43,378	44,430
Others	67,901	40,575

Total	4,587,177	4,605,363

14.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Financial instruments at fair value through profit or loss	4,515,807	9,348,781
Financial liabilities designated to be measured at FVTPL	572,456	547,816

Total	5,088,263	9,896,597

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Deposits
Gold banking liabilities	117,540	74,205
Borrowings
Securities sold	147,171	182,478
Derivative liabilities	4,251,096	9,092,098

Total	4,515,807	9,348,781

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Deposits due to customers
Time deposits	572,456	547,816

In accordance with documented risk management or investment strategies, the group manages a portfolio of financial instruments on a fair value basis and evaluates their performance. Therefore, under K-IFRS 1109 Financial Instrument, financial liabilities are designated to be measured at FVTPL as this provides more relevant information.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2025	2024
Financial liabilities designated to be measured at FVTPL at the end of each period	572,456	329,983
Changes in fair value due to change in credit risk (*)	(25)	(1,137)
Accumulated change in fair value due to change in credit risk	(1,856)	(1,137)

(*)

The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 25 million Won and 1,137 million Won during the six-month periods ended June 30, 2025 and 2024, with an accumulated profit of 1,856 million Won and 1,137 million Won.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and maturity amount of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Carrying amount	572,456	547,816
Nominal amount at maturity	540,000	530,000
Difference	32,456	17,816

15.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Deposits in local currency:
Deposits on demand	9,102,777	7,880,603
Savings deposits with withdrawal on demand	119,877,149	115,527,487
Other savings deposits	176,937,122	175,380,553
Mutual installment	19,113	19,901
Deposits on notes payables	4,350,494	4,000,894
Deposits on CMA	116,951	120,666
Certificate of deposits	9,326,182	11,742,425
Other deposits	997,628	1,037,811

Sub-total	320,727,416	315,710,340

Deposits in foreign currencies:
Foreign currency deposits	48,616,093	50,988,673
Present value discount	(81,133)	(144,359)
Customers’ deposits for beneficiary	215,423	266,502

Total	369,477,799	366,821,156

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

16.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2025
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.0	1,961,304
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,265,668
Others	The Korea Development Bank and others	0.0 ~ 4.7	7,380,790

Sub-total			11,607,762
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.5 ~ 12.0	13,560,843
Bills sold	Others	0.0 ~ 2.4	2,776
Call money	Bank and others	1.7 ~ 12.0	1,437,250
Bonds sold under repurchase agreements	Nonghyup Bank Co.,Ltd. and others	1.0 ~ 14.9	4,811,704
Present value discount			(2,061)

Total			31,418,274

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 5.6	7,955,941

Sub-total			12,103,126
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 12.0	15,081,035
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Bank and others	1.7 ~ 4.9	1,402,780
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 12.2	1,530,767
Present value discount			(4,367)

Total			30,117,031

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2025		December 31, 2024
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	42,610,147	0.8 ~ 7.5	41,665,997
Subordinated bonds	1.9 ~ 5.1	4,797,636	1.9 ~ 5.1	4,421,380
Other bonds	3.2 ~ 17.0	1,854,125	1.6 ~ 17.0	2,250,672

Sub-total		49,261,908		48,338,049

Discounts on bonds		(95,067)		(130,946)

Total		49,166,841		48,207,103

(*)

Included debentures under fair value hedge amounting to 3,773,444 million Won and 3,952,047 million Won as of June 30, 2025 and December 31, 2024 respectively. Also, debentures under cash flow hedge amounting to 1,623,350 million Won and 1,860,100 million Won are included as of June 30, 2025 and December 31, 2024 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

17.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Asset retirement obligation	103,647	97,772
Provisions for guarantees (*1)	68,765	71,470
Provisions for unused loan commitments	129,796	137,562
Other provisions (*2)	318,337	304,624

Total	620,545	611,428

(*1)	Provisions for guarantees include provision for financial guarantee of 42,404 million won and 48,785 million won as of June 30, 2025 and December 31, 2024, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the six-month period ended June 30, 2025
	Stage1	Stage2	Stage3	Total
Beginning balance	57,309	2,534	11,627	71,470
Transfer to 12-month expected credit loss	531	(531)	—	—
Transfer to expected credit loss for the entire period	(307)	307	—	—
Transfer to credit-impaired financial assets	(68)	(39)	107	—
Net provision (reversal) of unused amount	1,707	2,227	(5,154)	(1,220)
Others (*)	(1,478)	(6)	(1)	(1,485)

Ending balance	57,694	4,492	6,579	68,765

(*)	Recognized as a result of changes in financial guarantee liabilities.

	For the six-month period ended June 30, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	428	(428)	—	—
Transfer to expected credit loss for the entire period	(313)	313	—	—
Transfer to credit-impaired financial assets	(22)	—	22	—
Net provision (reversal) of unused amount	(6,783)	209	1,110	(5,464)
Others (*)	1,956	3	1	1,960

Ending balance	65,944	2,897	8,358	77,199

(*)	Recognized as a result of changes in financial guarantee liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the six-month period ended June 30, 2025
	Stage1	Stage2	Stage3	Total
Beginning balance	108,218	24,896	4,448	137,562
Transfer to 12-month expected credit loss	6,655	(6,636)	(19)	—
Transfer to expected credit loss for the entire period	(3,387)	3,392	(5)	—
Transfer to credit-impaired financial assets	(283)	(338)	621	—
Net provision (reversal) of unused amount	(6,787)	3,371	(2,982)	(6,398)
Others	(1,368)	—	—	(1,368)

Ending balance	103,048	24,685	2,063	129,796

	For the six-month period ended June 30, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	9,023	(9,002)	(21)	—
Transfer to expected credit loss for the entire period	(3,135)	3,144	(9)	—
Transfer to credit-impaired financial assets	(290)	(377)	667	—
Net provision (reversal) of unused amount	(9,288)	8,135	(10)	(1,163)
Others	631	133	208	972

Ending balance	105,716	28,361	1,067	135,144

(3)	Changes in asset retirement obligation for the six-month periods ended June 30, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2025	2024
Beginning balance	97,772	95,179
Provisions provided	2,193	3,584
Provisions used	(5,486)	(3,303)
Reversal of provisions unused	(292)	(839)
Unwinding of discount	679	729
Increase (decrease) of restoration expense, etc.	8,781	1,043

Ending balance	103,647	96,393

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased property as of June 30,2025, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(4)	Changes in other provisions for the six-month periods ended June 30, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2025	2024
Beginning balance	304,624	494,814
Provisions provided	16,562	14,178
Provisions used	(2,405)	(176,461)
Reversal of provisions unused	(219)	(11,054)
Foreign currencies translation adjustments	1	90
Others	(226)	4,275

Ending balance	318,337	325,842

(5)	Others

1)

The Group recognized provisions related to incomplete sales of Derivative Linked Fund (DLF) occurring in 2019 as the best estimate of expenditure, including fines, required to fulfil its current obligations.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds before the prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 247,410 million won and 246,422 million Won as of June 30, 2025 and 2024. In addition, The Group recognized provision amounting to 424 million Won and 781 million Won for estimated compensation of expected customer loss related to equity-linked securities as of June 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

18.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in the return on high quality corporate bond	A decrease in the return on high quality corporate bond will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Present value of defined benefit obligation	1,883,914	1,751,605
Fair value of plan assets	(1,861,256)	(1,892,290)

Net defined benefit liabilities (assets)	22,658	(140,685)

(2)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2025	2024
Current service cost	75,995	71,314
Past service cost (*1)	26,469	—
Net interest expense	(4,386)	(6,964)

Cost recognized in net income	98,078	64,350

Remeasurements (*2)	121,380	67,742

Cost recognized in total comprehensive income	219,458	132,092

(*1)	This was caused by changes in the criteria for assessing ordinary wages during the six-month period ended June 30, 2025.
(*2)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 4,033 million won, and 2,644 million won for the six-month periods ended June 30, 2025 and 2024, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

19.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Other financial liabilities:
Accounts payable	19,499,914	7,250,633
Accrued expenses	4,717,622	4,694,493
Segregated account debit balance	6,221,313	6,769,383
Agency fees received	597,566	733,990
Foreign exchange payables	745,609	902,564
Domestic exchange settlement credits	4,250,859	7,592,473
Lease liabilities	520,728	527,090
Other miscellaneous financial liabilities	4,072,736	3,857,393
Present value discount	(12,399)	(13,968)

Sub-total	40,613,948	32,314,051

Other liabilities:
Unearned income	344,590	407,525
Other miscellaneous liabilities	411,283	388,973

Sub-total	755,873	796,498

Total	41,369,821	33,110,549

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

20.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		June 30, 2025
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	314,902	—	—	—	—	—	—
Forwards	3,570,000	—	—	57,602	—	—	283,390
Swaps	132,271,862	—	29,057	267,230	—	49,542	125,712
Written options	340,000	—	—	—	—	—	9,886
Currency:
Futures	868	—	—	—	—	—	—
Forwards	93,042,674	—	—	1,851,442	—	—	1,355,573
Swaps	74,889,709	92,318	—	2,355,902	26,327	—	2,473,354
Purchase options	252,369	—	—	3,557	—	—	—
Written options	402,614	—	—	—	—	—	3,181
Equity:
Forwards	326	—	—	195	—	—	—
Purchase options	1,711	—	—	1,021	—	—	—

Total	305,087,035	92,318	29,057	4,536,949	26,327	49,542	4,251,096

		December 31, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	449,127	—	—	—	—	—	—
Forwards	3,530,000	—	—	52,855	—	—	274,980
Swaps	138,816,980	—	10,102	308,333	180	102,635	199,761
Purchase options	50,000	—	—	81	—	—	—
Written options	360,000	—	—	—	—	—	10,595
Currency:
Futures	2,837	—	—	—	—	—	—
Forwards	111,927,474	—	—	5,638,032	—	—	1,805,299
Swaps	85,880,218	165,089	—	4,089,265	—	—	6,796,459
Purchase options	175,221	—	—	4,779	—	—	—
Written options	265,182	—	—	—	—	—	3,603
Equity:
Futures	—	—	—	—	—	—	—
Forwards	1,520	—	—	182	—	—	—
Swaps	7,698	—	—	—	—	—	1,401
Purchase options	1,767	—	—	1,005	—	—	—
Written options	—	—	—	—	—	—	—

Total	341,468,024	165,089	10,102	10,094,532	180	102,635	9,092,098

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 14), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of June 30, 2025, the Group has applied fair value hedge on fixed interest rate foreign currency denominated bonds amounting to 3,527,673 million Won, and local currency denominated bonds amounting to 245,771 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures and local currency debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of June 30, 2025, the Group has applied cash flow hedge on foreign currency denominated bonds amounting to 1,623,350 million won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

By exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, the variable interest rate terms of the Korean won-denominated variable rate bond are converted to fixed interest rate terms, thereby eliminating the cash flow volatility risk. In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest. The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the fluctuation risk of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch.

A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch are hedged in USD denominated foreign currency bonds (Carrying amount as of June 30, 2025: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(3)	The nominal amount of the hedging instrument is as follows (Unit: USD, EUR, and Korean Won in millions):

	June 30, 2025
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	550,000,000	2,100,000,000	—	2,650,000,000
Interest rate swap (KRW)	—	—	245,000	245,000
Cash flow hedge
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	870,000,000	—	870,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	—	863,959,317	—	863,959,317

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swap (KRW)	—	—	155,000	155,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	870,000,000	—	870,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	191,568,880	672,390,437	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument are as follows:

June 30, 2025
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 3.95% receipt and CD 3M + 0.01% paid
Cash flow hedge
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+ 0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	1,427.37

December 31, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.52% receipt and CD 3M + 0.02% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	1,363.09

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, EUR, and Korean Won in millions):

	June 30, 2025
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,650,000,000			Derivative assets (designated for hedging)
Interest rate Swap(KRW)	245,000	29,057	49,542	Derivative liabilities (designated for hedging)	71,788
Cash flow hedge
Interest rate risk
Interest rate swap(KRW) (*)	—	—	—	Derivative assets (designated for hedging)	180
Foreign currency translation risk and interest rate risk
Currency swap(USD)	870,000,000	27,953	26,327	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(102,128)
Foreign currency translation risk
Currency swap(USD)	100,000,000	19,799	—	Derivative assets (designated for hedging)	(9,929)
Currency swap(EUR)	194,780,000	44,566	—	Derivative assets (designated for hedging)	13,589
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,171,874	Foreign currency bond	98,145

(*)	Derivative transactions have been settled, resulting in no derivative asset or liability amounts during the six-month period ended June 30, 2025.

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,675,000,000			Derivative assets (designated for hedging)	5,265
Interest rate Swap(KRW)	155,000	10,102	102,635	Derivative liabilities (designated for hedging)
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	180	Derivative assets (designated for hedging)	211
Foreign currency translation risk and interest rate risk
Currency swap(USD)	870,000,000	104,320	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	110,714
Foreign currency translation risk
Currency swap(USD)	100,000,000	29,861	—	Derivative assets (designated for hedging)	18,623
Currency swap(EUR)	194,780,000	30,908	—	Derivative assets (designated for hedging)	22,512
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,270,020	Foreign currency bond	(156,015)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	June 30, 2025
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures(*1)	—	3,773,444	—	55,904	Debentures	(56,649)	—
Cash flow hedge
Interest rate risk
Debentures (*3)	—	—	—	—	Debentures	(180)	—
Foreign currencies translation risk and interest rate risk
Debentures	—	1,177,934	—	—	Debentures	102,128	(10,166)
Foreign currencies translation risk
Debentures	—	445,416	—	—	Debentures	(3,660)	(5,151)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,171,874	—	—	Foreign operations net asset	(98,145)	(77,342)

(*1)	The accumulated profit on debentures on foreign currency amounted to 55,133 million won, and the accumulated loss on debentures on local currency amounted to 771 million won, as of June 30, 2025.
(*2)	After tax amount
(*3)	Derivative transactions have been settled, resulting in no derivative asset or liability amounts during the six-month period ended June 30, 2025.

	December 31, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,952,047	—	129,306	Debentures	(17,417)	—
Cash flow hedge
Interest rate risk
Debentures	—	139,987	—	—	Debentures	(211)	(133)
Foreign currencies translation risk and interest rate risk
Debentures	—	1,275,768	—	—	Debentures	(110,714)	(7,825)
Foreign currencies translation risk
Debentures	—	444,345	—	—	Debentures	(41,134)	(7,479)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,270,020	—	—	Foreign operations net asset	156,015	(149,577)

(*1)

The accumulated profit on debentures on foreign currency amounted to 124,647 million Won, and the accumulated loss on debentures on local currency amounted to 4,659 million Won, as of December 31, 2024.

(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2025
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	15,139	Other net operating income(expense)

		For the six-month period ended June 30, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(6,635)	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2025
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	180	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(102,128)	—	(567)	Other net operating income (expense)	98,832	Other net operating income (expense)
	Foreign currencies translation risk	3,660	—	(65)	Other net operating income (expense)	(925)	Other net operating income (expense)

	For the six-month period ended June 30, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	338	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	49,780	—	2,593	Other net operating income (expense)	(46,906)	Other net operating income (expense)
	Foreign currencies translation risk	19,277	—	1,376	Other net operating income (expense)	(21,760)	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		June 30, 2025
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	98,145	(25,910)	72,235	—	—

		June 30, 2024
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	(86,208)	22,759	(63,449)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss for the six-month periods ended June 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

21.	EQUITY

(1)	Details of equity as of June 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,510,947	3,810,435
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	79,852	79,601

Sub-total	934,351	934,100

Capital adjustments
Treasury stocks	(185,517)	(35,517)
Other adjustments (*1)	(1,648,979)	(1,699,038)

Sub-total	(1,834,496)	(1,734,555)

Accumulated other comprehensive income
Gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,366	1,348
Financial assets at FVTOCI	150,536	60,438
Changes in capital due to equity method	(3,911)	(1,886)
Gain (loss) on foreign currency translation of foreign operations	147,497	523,780
Gain (loss) on hedges of net investment in foreign operations	(77,342)	(149,577)
Remeasurements of defined benefit plan	(176,071)	(86,218)
Gain (loss) on valuation of cash flow hedge	(14,094)	(14,215)

Sub-total	27,981	333,670

Retained earnings (*2) (*3)	27,734,027	26,950,510
Non-controlling interest (*4)	1,540,032	1,798,433

Total	35,715,518	35,895,269

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,668,842 million Won and 2,392,542 million Won as of June 30, 2025 and December 31, 2024, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 554,990 million Won and 442,650 million Won as of June 30, 2025 and December 31, 2024 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,406,513 million Won and 1,645,947 million Won as of June 30, 2025 and December 31, 2024, respectively, are recognized as non-controlling interests. 47,749 million Won and 38,294 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the six-month periods ended June 30, 2025 and 2024, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	June 30, 2025	December 31, 2024
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	742,591,501 Shares	742,591,501 Shares
Capital stock	3,802,676 million Won	3,802,676 million Won

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2025	December 31, 2024
Securities in local currency	2020-02-06	—	3.34	—	400,000
Securities in local currency	2020-06-12	—	3.23	—	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4.00	400,000	400,000
Securities in local currency	2025-05-13	—	3.45	400,000	—
Issuance cost				(9,053)	(9,565)

Total				3,510,947	3,810,435

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2025
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	60,438	192,389	(66,110)	(36,181)	150,536
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	25	—	(7)	1,366
Changes in capital due to equity method	(1,886)	(2,790)	—	765	(3,911)
Gain (loss) on foreign currency translation of foreign operations	523,780	(386,614)	—	10,331	147,497
Gain (loss) on hedges of net investment in foreign operations	(149,577)	98,145	—	(25,910)	(77,342)
Remeasurement gain (loss) related to defined benefit plan	(86,218)	(121,380)	—	31,527	(176,071)
Gain (loss) on valuation of cash flow hedge	(14,215)	(1,011)	—	1,132	(14,094)

Total	333,670	(221,236)	(66,110)	(18,343)	27,981

(*)

The increase (decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 1,827 million Won are due to disposal of equity securities during the period.

	For the six-month period ended June 30, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	79,694	(75,615)	12,594	23,406	40,079
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	1,137	—	(300)	837
Changes in capital due to equity method	3,471	(8,873)	—	2,356	(3,046)
Gain (loss) on foreign currency translation of foreign operations	15,579	224,035	—	(7,604)	232,010
Gain (loss) on hedges of net investment in foreign operations	(34,750)	(86,208)	—	22,759	(98,199)
Remeasurement gain (loss) related to defined benefit plan	(24,262)	(67,743)	—	18,259	(73,746)
Gain (loss) on valuation of cash flow hedge	(20,806)	7,079	(461)	(388)	(14,576)

Total	18,926	(6,188)	12,133	58,488	83,359

(*)

The increase (decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 436 million Won are due to disposal of equity securities during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(5)	Changes in treasury stocks for the six-month periods ended June 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2025
	Beginning balance	Acquisition	Disposal	Ending balance
Number of shares	3,082,276	8,515,245	(64)	11,597,457
Carrying amount	35,517	150,001	(1)	185,517

	For the six-month period ended June 30, 2024
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	3,427,497	9,359,792	(9,705,025)	3,082,264
Carrying amount	39,348	136,711	(140,542)	35,517

(6)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Beginning balance	2,668,842	2,392,542
Planned provision of regulatory reserve for credit loss	136,016	276,300

Ending balance	2,804,858	2,668,842

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Net income before regulatory reserve	939,743	1,594,299	961,509	1,800,420
Provision of regulatory reserve for credit loss	73,444	136,016	94,286	150,244
Adjusted net income after the provision of regulatory reserve	866,299	1,458,283	867,223	1,650,176
Dividends to hybrid securities	(36,166)	(75,672)	(39,748)	(75,007)
Adjusted net income after regulatory reserve and dividends to hybrid securities	830,133	1,382,611	827,475	1,575,169
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,130	1,877	1,119	2,120

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

22.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2024 were 660 Won and 490,075 million Won, respectively, approved at the regular general shareholders’ meeting held on March 26, 2025, and were paid in April 2025.

(2)	On April 25, 2025, the Board of Directors has declared a quarterly dividend of 200 Won per share (147,428 million Won in total) and fixed record date as May 10, 2025. Dividends were paid in May 2025.

23.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	64,600	120,559	57,213	114,866
Financial assets at FVTOCI	324,231	675,627	322,136	626,636
Financial assets at amortized cost
Securities at amortized cost	138,493	276,345	169,068	343,472
Loans and other financial assets at amortized cost
Interest on due from banks	143,785	286,446	139,911	306,611
Interest on loans	4,416,336	9,005,431	4,704,327	9,446,138
Interest of other receivables	27,162	55,368	25,720	50,153

Subtotal	4,587,283	9,347,245	4,869,958	9,802,902

Total	5,114,607	10,419,776	5,418,375	10,887,876

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Interest on deposits due to customers	2,047,159	4,255,577	2,348,884	4,720,103
Interest on borrowings	282,620	586,329	339,039	705,604
Interest on debentures	440,003	888,550	428,125	856,906
Other interest expense	78,646	166,580	99,663	201,487
Interest on lease liabilities	4,362	8,932	5,768	8,677

Total	2,852,790	5,905,968	3,221,479	6,492,777

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

24.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Fees and commission received for brokerage	41,235	83,615	35,515	84,374
Fees and commission received related to credit	42,796	87,270	45,254	89,743
Fees and commission received for electronic finance	31,309	62,810	31,890	63,424
Fees and commission received on foreign exchange handling	13,947	27,719	14,592	28,721
Fees and commission received on foreign exchange	27,299	54,751	28,496	56,145
Fees and commission received for guarantee	24,854	49,256	23,961	47,729
Fees and commission received on credit card	162,478	323,094	160,568	311,277
Fees and commission received on securities business	21,396	38,497	15,314	30,140
Fees and commission from trust management	69,917	134,566	65,612	126,327
Fees and commission received on credit information	2,537	5,216	2,559	5,174
Fees and commission received related to lease	239,340	478,703	218,374	424,081
Other fees	55,125	95,707	101,374	166,048

Total	732,233	1,441,204	743,509	1,433,183

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	95,333	180,545	80,403	156,166
Credit card commission	108,915	215,126	102,663	209,803
Securities business commission	614	1,015	276	596
Others	5,053	10,766	4,932	8,452

Total	209,915	407,452	188,274	375,017

25.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Dividend income related to financial assets at FVTPL	70,372	125,651	83,357	137,721
Dividend income related to financial assets at FVTOCI	2,237	16,782	2,599	15,017

Total	72,609	142,433	85,956	152,738

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from assets held as of period end:
Equity securities	1,670	16,215	2,599	15,017
Dividend income recognized from assets disposed of as of period end:
Equity securities	567	567	—	—
Total	2,237	16,782	2,599	15,017

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

26.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Gain on financial instruments at fair value through profit or loss	(320,679)	(108,271)	387,185	903,237
Loss on credit risk fluctuation of financial instruments designated to be measured at FVTPL	(4,625)	(14,665)	(674)	(1,119)

Total	(325,304)	(122,936)	386,511	902,118

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Period ended June 30, 2025		Period ended June 30, 2024
			Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	24,764	361,388	159,677	317,636
		Loss on transactions and valuation	(88,683)	(214,967)	27,989	(240,587)

		Sub-total	(63,919)	146,421	187,666	77,049

	Loans	Gain on transactions and valuation	2,133	3,345	12,241	13,754
		Loss on transactions and valuation	5	(67)	168	(587)

		Sub-total	2,138	3,278	12,409	13,167

	Other financial assets	Gain on transactions and valuation	8,890	12,208	2,713	6,436
		Loss on transactions and valuation	(6,651)	(13,926)	(4,755)	(8,091)

		Sub-total	2,239	(1,718)	(2,042)	(1,655)

	Sub-total		(59,542)	147,981	198,033	88,561

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	699,666	1,056,244	593,467	1,389,936
		Loss on transactions and valuation	(558,067)	(1,114,345)	(627,745)	(1,145,697)

		Sub-total	141,599	(58,101)	(34,278)	244,239

	Currency derivatives	Gain on transactions and valuation	5,741,408	8,079,511	3,370,956	7,770,653
		Loss on transactions and valuation	(6,144,542)	(8,278,116)	(3,158,942)	(7,191,586)

		Sub-total	(403,134)	(198,605)	212,014	579,067

	Equity derivatives	Gain on transactions and valuation	469	558	118,035	1,076,504
		Loss on transactions and valuation	(186)	(223)	(106,619)	(1,085,139)

		Sub-total	283	335	11,416	(8,635)

	Other derivatives	Gain on transactions and valuation	220	224	—	5
		Loss on transactions and valuation	(105)	(105)	—	—

		Sub-total	115	119	—	5

	Sub-total		(261,137)	(256,252)	189,152	814,676

Net, total			(320,679)	(108,271)	387,185	903,237

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The gains and losses on transactions of foreign exchange are described in Note 29. (2) and (3).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(3)	Details of gains or losses on credit risk fluctuation of financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Net loss on Deposits due to customers
Net loss on valuation of Time Deposits	(4,625)	(14,665)	(674)	(1,119)

27.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Gain (loss) on transactions of securities	47,566	80,823	18,039	38,515

Total	47,566	80,823	18,039	38,515

28.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Reversal(provision) due to credit loss on financial assets measured at FVTOCI	239	(489)	(3,741)	(3,482)
Reversal for impairment loss due to credit loss on securities at amortized cost	127	217	283	811
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(508,770)	(950,656)	(416,020)	(779,448)
Reversal(provision) for guarantees	(1,399)	1,220	7,911	5,464
Reversal for unused loan commitment	1,994	6,398	2,587	1,163

Total	(507,809)	(943,310)	(408,980)	(775,492)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

29.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Period ended June 30, 2025		Period ended June 30, 2024
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term employee benefits	Salaries	460,681	932,793	443,845	878,236
		Employee fringe benefits	181,892	327,138	156,346	319,745
	Share based payment		19,507	24,750	3,527	12,283
	Retirement benefit service costs		63,737	102,111	33,523	66,994
	Termination		—	169,392	—	(3,503)

	Sub-total		725,817	1,556,184	637,241	1,273,755

Depreciation and amortization			143,052	285,999	136,440	266,324
Other general and administrative expenses	Rent		29,801	61,820	27,430	58,707
	Taxes and public dues		60,221	112,635	59,727	113,882
	Service charges		64,752	128,477	63,971	124,658
	Computer and IT related		39,050	77,996	32,861	61,861
	Telephone and communication		23,708	49,223	21,774	43,775

	Advertising		38,640	64,237	41,861	65,949
	Printing		1,079	2,235	1,153	2,435
	Traveling		3,184	6,244	3,317	6,323
	Supplies		1,843	3,549	1,810	4,063
	Insurance premium		2,919	6,645	3,203	6,901
	Maintenance		5,663	11,588	5,951	11,999
	Water, light, and heating		4,071	9,674	4,149	9,775
	Vehicle maintenance		3,003	5,716	3,644	7,083
	Others (*)		26,111	96,864	24,788	43,497

	Sub-total		304,045	636,903	295,639	560,908

	Total		1,172,914	2,479,086	1,069,320	2,100,987

(*)	It includes 50,710 million Won in in-house welfare fund contributions for the six-month period ended June 30, 2025.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Gains on transactions of foreign exchange (*)	909,163	1,197,499	95,066	163,320
Gains related to derivatives (designated for hedging)	26,169	85,237	37,138	83,926
Gains on fair value hedged items	1,820	3,887	2,130	42,020
Others	121,326	216,965	88,869	161,590

Total	1,058,478	1,503,588	223,203	450,856

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 26. (2).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Losses on transactions of foreign exchange (*1)	155,565	472,940	278,705	748,355
KDIC deposit insurance premium	126,212	256,582	126,317	247,185
Contribution to miscellaneous funds	132,148	262,256	126,492	261,000
Losses related to derivatives (Designated for hedging)	107,787	111,521	983	44,299
Losses on fair value hedged items	14,743	59,901	20,305	29,253
Others (*2)	345,201	641,309	300,944	552,557

Total	881,656	1,804,509	853,746	1,882,649

(*1)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 26. (2).

(*2)

Other expense includes 16,279 million Won and 13,080 million Won for intangible asset amortization cost and 313,693 million Won and 279,416 million Won for lease depreciation cost for the six-month periods ended June 30, 2025 and 2024, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2025 and December 31, 2024 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		—
Number of shares remaining	As of June 30, 2025	56,029 shares
	As of December 31, 2024	1,105,292 shares
Number of shares granted (*2)	As of June 30, 2025	56,029 shares
	As of December 31, 2024	1,105,292 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		20,367 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		0.5 years
Number of shares remaining	As of June 30, 2025	960,777 shares
	As of December 31, 2024	960,777 shares
Number of shares granted (*2)	As of June 30, 2025	960,777 shares
	As of December 31, 2024	960,777 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		18,934 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		1.5 years
Number of shares remaining	As of June 30, 2025	916,849 shares
	As of December 31, 2024	916,849 shares
Number of shares granted (*2)	As of June 30, 2025	916,849 shares
	As of December 31, 2024	916,849 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		17,601 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		2.5 years
Number of shares remaining	As of June 30, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares
Number of shares granted (*2)	As of June 30, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares
Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		16,362 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		3.5 years
Number of shares remaining	As of June 30, 2025	528,061 shares
	As of December 31, 2024	—
Number of shares granted (*2)	As of June 30, 2025	528,061 shares
	As of December 31, 2024	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement and used for measuring the liability.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Long-term performance indicators include relative shareholder return, common equity ratio, return on equity, net income, selling, general and administrative expenses ratio, non-performing loan ratio, and performance of assigned duties.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2025 and December 31, 2024, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 70,895 million Won and 62,557 million Won, respectively, including the carrying amount of liabilities related to key management of 29,074 million Won and 16,660 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

30.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Gains on valuation of investments in joint ventures and associates	68,177	84,403	37,032	51,881
Losses on valuation of investments in joint ventures and associates	(6,524)	(12,715)	(2,910)	(12,250)

Total	61,653	71,688	34,122	39,631

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Other non-operating incomes	29,337	52,516	17,850	29,596
Other non-operating expenses	(12,956)	(50,838)	(58,390)	(82,377)

Total	16,381	1,678	(40,540)	(52,781)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Rental fee income	5,294	10,605	5,065	9,446
Gains on disposal of investments in joint ventures and associates	406	422	359	671
Gains on disposal of Premises and equipment, intangible assets and other assets	15,790	16,165	2,312	2,611
Reversal of impairment losses of Premises and equipment, intangible assets and other assets	899	919	3	23
Others (*)	6,948	24,405	10,111	16,845

Total	29,337	52,516	17,850	29,596

(*)	‘Others’ for the six-month periods ended June 30, 2025 and 2024 include 3 million Won and 2,517 million Won, respectively, of other special gain related to other provisions.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Depreciation on investment properties	1,369	2,766	1,553	5,332
Operating expenses on investment properties	309	630	531	1,142
Losses on disposal of investments in joint ventures and associates	50	241	429	438
Losses on disposal of Premises and equipment, intangible assets and other assets	673	1,060	470	1,313
Impairment losses of Premises and equipment, intangible assets and other assets	100	382	91	1,362
Donation	3,640	19,631	40,086	42,259
Others (*)	6,815	26,128	15,230	30,531

Total	12,956	50,838	58,390	82,377

(*)	Other special losses related to other provisions for the six-month periods ended June 30, 2025 and 2024 are 988 million Won and 17,846 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

31.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2025	2024
Current tax expense:
Current tax expense with respect to the current period	751,933	338,908
Adjustments recognized in the current period in relation to the tax expense of prior periods	9,526	(35,023)
Income tax expense directly attributable to other equity	(25,910)	22,760

Sub-total	735,549	326,645

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	(289,427)	227,027
Income tax expense (income) directly attributable to equity	7,567	35,729
Others	3,092	1,038

Sub-total	(278,768)	263,794

Income tax expense	456,781	590,439

Income tax expense was recognized based on the best estimate of the weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the June 30, 2025, is 22.3% (The weighted average annual effective tax rate for the June 30, 2024, is 24.7%).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

32.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Period ended June 30, 2025		Period ended June 30, 2024
	Three-month	Six-month	Three-month	Six-month
Net income attributable to shareholders	935,328	1,552,019	931,495	1,755,496
Dividends to hybrid securities	(36,166)	(75,672)	(39,748)	(75,007)
Net income attributable to common shareholders	899,162	1,476,347	891,747	1,680,489
Weighted average number of common shares outstanding (Unit: million shares)	734	736	739	743
Basic EPS (Unit: Korean Won)	1,225	2,006	1,206	2,262

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the six-month period ended June 30, 2025
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	742,591,501	134,409,061,681
Treasury stocks	(3,082,276)	(557,891,956)
Acquisition of treasury stock	(8,515,245)	(548,504,531)
Disposal of treasury stock	64	320

Sub-total (①)		133,302,665,514

Weighted average number of common shares outstanding (②=①/181)		736,478,815

	For the six-month period ended June 30, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	751,949,461	136,854,801,902
Treasury stocks	(3,427,497)	(623,804,454)
Acquisition and retirement of treasury stock	(9,359,792)	(1,020,278,209)
Disposal of treasury stock	347,065	25,555,012

Sub-total (①)		135,236,274,251

Weighted average number of common shares outstanding (②=①/182)		743,056,452

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

33.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Confirmed guarantees
Guarantee for loans	73,941	60,571
Acceptances	399,345	617,599
Guarantees in acceptances of imported goods	58,744	75,265
Other confirmed guarantees	10,276,704	10,337,850

Sub-total	10,808,734	11,091,285

Unconfirmed guarantees
Local letters of credit	190,604	167,580
Letters of credit	2,925,288	3,213,170
Other unconfirmed guarantees	1,610,627	1,558,187

Sub-total	4,726,519	4,938,937

Commercial paper purchase commitments and others	514,329	581,040

Total (*)	16,049,582	16,611,262

(*)	Includes financial guarantees of 4,464,989 million won and 4,156,790 million won as of June 30, 2025 and December 31, 2024, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2025	December 31, 2024
Loan commitments	130,882,088	133,863,588
Other commitments (*)	7,544,605	6,564,353

(*)

As of June 30, 2025 and December 31, 2024, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 2,962,781 million won and 1,992,030 million won, respectively.

(3)	Litigation case

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 924 cases (litigation value of 849,299 million Won) and 871 cases (litigation value of 862,669 million Won) as of June 30, 2025 and December 31, 2024 respectively, and provisions for litigations are 29,940 million Won and 23,233 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(4)	Other commitments

1)	The obligations related to guaranteed completion with trust business as of June 30, 2025, are as follows (Unit: Korean Won in millions):

		cases	Initial PF Commitment Limit	Amount of PF Loans (*3)	Amount of unused PF limit (*4)	Amount of Trust Account Limit (*4)	Amount of Trust Account
Responsible completion land trust (*1)	Our Responsibility for Completion Deadline Passed (including completed projects)	3	200,000	89,314	105,594	5,700	5,448
Redevelopment Land Trust	Our Obligation to Bear Responsibility for Completion (*2)	1	51,668	17,714	51,668	5,000	4,777
Total		4	251,668	107,028	157,262	10,700	10,225

(*1)

Responsible completion land trust is a trust in which the Woori Asset Trust Co., Ltd., subsidiary, is only liable to the lending financial institution for the completion guarantee obligation in case the contractor fails to fulfill the obligation. If the company is unable to fulfill the completion guarantee obligation, it is responsible for compensating the lending financial institution for any losses incurred.

(*2)

In redevelopment projects where the Korea Housing & Urban Guarantee Corporation guarantees project financing loans, the project operator is responsible for the completion guarantee obligation according to the standard project agreement terms of the Korea Housing & Urban Guarantee Corporation, but the completion guarantee period has not yet expired as of June 30, 2025.

(*3)

Since, for projects where it is highly likely that our subsidiary Woori Asset Trust will bear the responsibility for completion and where the possibility and amount of loss can be reliably estimated, these impacts have been reflected in the financial statements at the end of the current period. However, for projects where the risk of Woori Asset Trust bearing the completion guarantee obligations is considered low or where the possibility and amount of loss cannot be reliably estimated, these impacts have not been reflected in the financial statements at the end of the current period.

(*4)	The trust account limit may be subject to change during the project progress due to reasons such as limit deductions.

2)

As of June 30, 2025, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 35 debt-type land trust contracts including Boutique Terrace Hotel in Woo-dong, Haeundae-gu, Busan. The maximum loan amount (unused limit) is 151,640 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)

Since FY2023, An investigation has been conducted by Fair Trade Commission regarding Loan-To-Value ratio. Woori Bank, a subsidiary cannot reasonably estimate its impact on consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

34.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2025 and December 31, 2024, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2025 and 2024 are as follows. Please refer to Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	June 30, 2025	December 31, 2024
Associates	W Service Networks Co., Ltd.	Loans	23	51
		Deposits due to customers	1,251	3,054
		Accrued expenses	40	86
		Other liabilities	346	339
	Korea Credit Bureau Co., Ltd.	Loans	—	1
		Deposits due to customers	697	780
		Accrued expenses	—	13
	Korea Finance Security Co., Ltd.	Loans	3,330	3,225
		Loss allowance	(21)	(43)
		Deposits due to customers	1,330	1,145
		Other liabilities	1	3
	LOTTE CARD Co. Ltd.	Loans	13,564	27,913
		Account receivables	26	21
		Loss allowance	(52)	(297)
		Derivative asset	2,225	1,075
		Other assets	44	49
		Deposits due to customers	26,385	20,207
		Derivative liabilities	289	—
		Other liabilities	545	273
	K BANK Co., Ltd.	Loans	22	18
		Account receivables	4	32
		Other liabilities	129,361	193,719
	Others (*1)	Loans	55	38,819
		Loss allowance	—	(273)
		Other assets	59,845	66,088
		Deposits due to customers	2,896	3,575
		Other liabilities	1,657	232

(*1)	Others include Godo Kaisha Oceanos 1 and etc., as of June 30, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six-month periods ended June 30
Related parties		Account title	2025	2024
Associates	W Service Network Co., Ltd.	Other incomes	18	—
		Interest expenses	17	19
		Fees expenses	191	264
		Other expenses	521	527
	Korea Credit Bureau Co., Ltd.	Fees expenses	2,564	2,047
		Other expenses	41	79
	Korea Finance Security Co., Ltd.	Interest income	73	72
		Interest expenses	1	2
		Provision (Reversal) of allowance for credit loss	(23)	(34)
		Other expenses	13	13
	LOTTE CARD Co., Ltd.	Interest income	732	459
		Fees income	1,940	2,058
		Gain on derivatives	1,150	—
		Loss on derivatives	580	—
		Interest expenses	1,227	2,179
		Provision (Reversal) of allowance for credit loss	(273)	(8)
	K BANK Co., Ltd.	Fees income	113	97
	Others (*)	Interest income	124	416
		Fees income	8,591	47,468
		Dividend income	1,201	3,192
		Other income	3,076	1,298
		Interest expenses	7,391	7,334
		Other expenses	1,205	(777)
		Provision (Reversal) of allowance for credit loss	(272)	199

(*)	Others include Win Mortgage Co., Ltd. and etc., for the six-month periods ended June 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(3)	Major loan transactions with related parties for the six-month periods ended June 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2025
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	51	207	235	—	23
	Korea Credit Bureau Co., Ltd.	1	1	2	—	—
	Korea Finance Security Co., Ltd.	3,225	1,539	1,434	—	3,330
	LOTTE CARD Co., Ltd.	27,913	—	13,213	(1,136)	13,564
	K BANK Co., Ltd.	18	140	136	—	22
	Win Mortgage Co.,Ltd.	8	109	103	—	14
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,770	—	16,346	(22,424)	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the six-month period ended June 30, 2024
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	260	342	—	26
	Korea Credit Bureau Co., Ltd.	1	—	1	—	—
	Korea Finance Security Co., Ltd.	3,228	1,096	1,998	—	2,326
	LOTTE CARD Co., Ltd.	12,209	263,306	112,209	586	163,892
	K BANK Co., Ltd.	54	172	205	—	21
	Win Mortgage Co.,Ltd.	15	106	109	—	12
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	(2,339)	35,782
	Woori ZIP 1	11,317	—	—	(600)	10,717
	Woori ZIP 2	16,063	—	—	(851)	15,212

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(4)	Details of changes in major deposits due to customers with related parties for the six-month periods ended June 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2025
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	—	—	1,000
	Win Mortgage Co.,Ltd.	1,387	1,611	1,523	1,475

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the six-month period ended June 30, 2024
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	1,000	1,000	1,000
	Win Mortgage Co.,Ltd.	600	500	600	500

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the six-month periods ended June 30, 2025 and 2024.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	June 30, 2025	December 31, 2024	Warranty
Korea Finance Security Co., Ltd.	530	635	Unused loan commitment
Korea Credit Bureau Co., Ltd.	35	34	Unused loan commitment
W Service Network Co., Ltd.	157	129	Unused loan commitment
K BANK Co., Ltd.	278	282	Unused loan commitment
LOTTE CARD Co. Ltd.	498,300	498,400	Unused loan commitment
LOTTE CARD Co. Ltd.	1,560	1,691	Confirmed Foreign Currency Payment Guarantee
Win Mortgage Co.,Ltd.	36	42	Unused loan commitment

As of June 30, 2025 and December 31, 2024, the recognized payment guarantee provisions are 274 million Won and 272 million Won, respectively, in relation to the guarantees provided to the related parties above.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

(7)	Amount of commitments with the related parties are as follows (Unit: Korean Won in millions):

Warrantee	June 30, 2025	December 31, 2024	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	15,906	15,906	Securities purchase commitment
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	1,854	1,854	Securities purchase commitment
STASSETS FUND III	3,000	3,000	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	3,443	3,443	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	29,007	30,949	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	891	60	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	82,500	97,500	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	100	148	Securities purchase commitment
Woori Real Estate Investment No. 1 Limited Liability Company	7,100	7,100	Securities purchase commitment
Woori Future Energy Private Special Asset Investment Trust(General) No.1	33,600	33,600	Securities purchase commitment
LOTTE CARD Co., Ltd.	440,000	350,000	Derivative commitment

(8)	Major investment and Recovery transactions

For the six-month periods ended June 30, 2025 and 2024, investment and recovery transactions with associates are described in Note 12.(2), and there are no other major investment and recovery transactions.

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2025	2024
Short-term employee salaries	12,428	11,917
Retirement benefit service costs	523	653
Share-based compensation	8,117	4,330

Total	21,068	16,900

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 2,919 million won and 3,523 million won, as of June 30, 2025 and December 31, 2024 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 67,723 million won and 69,372 million won, respectively, as of June 30, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND 2024 (UNAUDITED)

35.	EVENTS AFTER THE REPORTING PERIOD

(1)

On July 25, 2025, the Group’s Board of Directors has declared to pay a quarterly dividend of 200 Won per share (total dividend of 146,804 million Won), with the record date set as of August 10, 2025, and the dividends will be paid on August 29, 2025.

(2)

On July 1, 2025, the Group acquired 75.34% of the shares of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd., and incorporated them as consolidated subsidiaries.

(3)	On July 31, 2025, the Group acquired 0.41% shares of Woori Asset Trust Co., Ltd., to make it a wholly owned subsidiary.